03000120

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Nichimen Kabushiki Kaisha
(Name of Subject Company)

Nichimen Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nichimen Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mr. Yuji Suzuki, Manager
Personnel & General Affairs Department
Nichimen Corporation
1-23, Shiba 4-chome, Minato-ku
Tokyo 108-8405 JAPAN
813-5446-1800
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

February 10, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a) See Exhibit I.1(a)-1.

(b) Not applicable.

Item (2). Informational Legends

Included in Exhibit I.1(a)-1 and Exhibit II.(1)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.(1)-1.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X dated January 30, 2003 and filed concurrently with the Commission on January 30, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yoichi Furusawa
Director
Executive Officer
(Name and Title)

February 11, 2003
(Date)

EXHIBIT INDEX

Exhibit	Description	Page No.
I.1(a)-1	Materials distributed to U.S. shareholders on February 10, 2003, including the following: • Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated February 10, 2003 (English Translation) • Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated December 11, 2002 (English Translation) • Public Notice issued by Nichimen Corporation, dated December 21, 2002 (English Translation)	5
II.(1)-1	Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated January 29, 2003 (English Translation) (revised translation from version filed with the Securities Exchange Commission on Form CB on January 30, 2003)	70

Exhibit I.1(a)-1

Materials distributed to U.S. Shareholders on February 10, 2003

Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated February 10, 2003

[This is an English translation of the convocation notice in the Japanese language sent to shareholders.]

February 10, 2003

Dear Shareholders

2-2, Nakanoshima 2-chome, Kita-ku, Osaka
Nichimen Corporation
President: Toru Hambayashi

Notice of Extraordinary General Meeting of Shareholders

This notice of convocation of shareholders to extraordinary shareholders meeting relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Nichimen Corporation ("Nichimen") and Nissho Iwai Corporation ("Nissho Iwai"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Nichimen and Nissho Iwai are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Nichimen, Nissho Iwai, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Nichimen, Nissho Iwai, the Holding Company and any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Nichimen, Nissho Iwai or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

Thank you for your kind support.

We hereby inform you that an extraordinary general meeting of the Company's shareholders is to be held as indicated below and ask you to attend this meeting.

If you cannot attend the meeting on that day, you may exercise your voting right(s) by submitting a voting instruction card. In that case, please send us the enclosed voting instruction card with your seal affixed, indicating your approval or rejection (of the relevant proposals on the agenda) by Monday, February 24, 2003 (deadline for receipt) after reviewing reference material described below.

1. **Date:** 10:00 a.m., Tuesday, February 25, 2003

2. **Place:** 1-23, Shiba 4-chome, Minato-ku, Tokyo
Nichimen Corporation Tokyo Head Office (Mita NN Building)
B1F Mita NN Hall
(Please refer to the attached map.)

3. **Agenda of the Meeting**

Agenda:

Proposal No. 1: To approve the establishment of a 100% parent company by means of share transfer
See pages 2-71 of the "Reference Material for Exercise of Voting Rights" for details of the proposal.

Proposal No.2: To make partial amendments to the Company's Articles of Incorporation
See page 72 of the "Reference Material for Exercise of Voting Rights" for details of the proposal.

When you attend the meeting on that day, please submit the enclosed voting instruction card at the reception of the meeting.

Reference Material for Exercise of Voting Rights

1. **The total number of voting rights held by all shareholders: 424,392**

2. **Proposals and reference items:**

Proposal No. 1: To approve the establishment of a 100% parent company by means of share transfer

(1) Rationale for the share transfer

The business environment has become more challenging due to the continuing stagnation of the Japanese economy, domestic deflation, tight credit environment and various other factors. To date, general trading companies have managed their global operations through their financing function, intermediary function, credit creating function and various other functions. In the last few years, the Company has enhanced its financial standing by withdrawing from less profitable transactions through improved selection and concentration and liquidating poorly performing assets. However we recognize the need to make more drastic reforms.

In such a business environment, both Nissho Iwai Corporation and the Company (hereinafter referred to as "both companies"), each having strengths in distinctive areas, have agreed on the following management vision. On January 29, 2003, upon the approvals of the respective boards of directors, both companies agreed to integrate their respective businesses on the basis of equal partnership. The objectives of the integration are to enhance profitability through synergies, strengthen the business franchise through pursuing management rationalization and efficiency and improve financial strength through equity finance, with the aim of developing an innovative and highly functional trading companies within the same business group.

Management Vision

(a) Establish a business complex, which have both top-tier competitiveness and strong earning power in relevant industries and markets by continuously pursuing profitability and growth in its core business areas.

(b) Establish an innovative trading company, which actively responds to environmental changes and market globalization, and continuously develops new business fields through entrepreneurship.

(c) Establish a functional trading company, which provides unique multiple functions, sophisticated and tailor-made services as a customer's best business partner.

(d) Establish an opened company, where each employee is given a chance to realize his or her own personal goals and ambitions.

This Proposal seeks shareholders' approval for the joint establishment of "Nissho Iwai-Nichimen Holdings Corporation" by both companies where both companies become wholly owned subsidiaries of Nissho Iwai-Nichimen Holdings Corporation in accordance with the above agreement by means of share transfer (as provided for in Article 364 of the Commercial Code).

(2) Details of the share transfer

(a) Articles of Incorporation of the 100% parent company to be established

The content of the Articles of Incorporation of the 100% parent company "Nissho Iwai-Nichimen Holdings Corporation" shall be as stated later (See pages 46 through 71). Provisions concerning preferred shares which aim to provide a wider choice of fund-raising methods are included in Chapter II and II-2 (See pages 49 through 63) of the Articles of Incorporation.

(b) Type of shares and the number of shares to be issued by the 100% parent company and allotment of shares to shareholders of both companies which become wholly-owned subsidiaries

"Nissho Iwai-Nichimen Holdings Corporation" shall issue 154,358,166 shares of common stock at the time of share transfers, provided, however, that any adjustment may be made pursuant to Article 1, Paragraph 3 of the supplementary provisions of the Articles of Incorporation of "Nissho Iwai-Nichimen Holdings Corporation" (See page 70).
In addition, shares of "Nissho Iwai-Nichimen Holdings Corporation" shall be allotted to shareholders (including beneficial shareholders; hereinafter the same shall apply) of both companies in the following manner:

	Nichimen Corporation	Nissho Iwai Corporation
The number of shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation" to be allotted for every 1,000 shares of common stocks	154 shares	100 shares

In this context, while the number of shares per unit (*tangen*) of both companies shall be 1,000 shares, respectively, the number of shares per unit of "Nissho Iwai-Nichimen Holdings Corporation" shall be 100 shares in accordance with Article 6, Paragraph 1 of Articles of Incorporation of "Nissho Iwai-Nichimen Holdings Corporation" (See page 50).

(c) The amount of the stated capital and the capital surplus of the 100% parent company

- Stated Capital: ¥10 billion
- Capital Surplus: The aggregate of the net worth of both companies as of the date of the share transfer less the amount of the stated capital as set forth above.

(d) Date of the share transfer (Date when the share transfer shall be consummated)

April 1, 2003
In this connection, registration of establishment of "Nissho Iwai-Nichimen Holdings Corporation" shall be made on April 1, 2003.
However, if necessary, both companies may change the schedule of the share transfer through consultation with each other.

(e) Directors and corporate auditors of the 100% parent company

Directors of "Nissho Iwai-Nichimen Holdings Corporation" are as follows:

Name (Birth date)	Brief history (Key positions of other companies)		Shares held (Nichimen / Nissho Iwai)
Toru Hambayashi (January 7 , 1937)	1959.4	Joined Nichimen Corporation	115,663 Nichimen 0 Nissho Iwai
	1983.4	General Manager, Chemicals Dept., No.2, Osaka	
	1986.6	Deputy Senior General Manager, Chemical Division No.2	
	1986.10	Deputy Senior General Manager, Chemical Division	
	1988.6	Senior General Manager, Chemicals Division.	
	1989.6	Director	
	1993.6	Managing Director, Senior Assistant to Senior Managing Director Chemicals & Plastics Group	
	1994.6	Managing Director, Chemicals & Plastics Group	
	1995.6	Senior Managing Director,	
	1998.4	Chief Operating Officer of Consumer & General Products Group	
	1999.6	Executive Vice-President President (at present)	
Hidetoshi Nishimura (April 29,1942)	1965.4	Joined Nissho Co. Ltd. (at present, Nissho Iwai Corporation)	0 Nichimen 87,000 Nissho Iwai
	1987.4	General Manager, Planning Office of the Chemical Plant & Engineering Division	
	1988.10	General Manager, the Energy & Chemical Plant Dept.2	
	1991.10	Deputy General Manager, the Information & Communication Systems Division	
	1992.10	General Manager, the Information & Communication Systems Division	
	1994.4	General Manager, the Information & Industries Division	
	1994.6	Director	
	1998.5	General Manager for China	
	1998.6	Managing Director of Nissho Iwai Corporation	
	1999.6	Managing Executive Officer	
	2000.4	President & CEO of Nissho Iwai American Corporation and Nissho Iwai Canada Ltd.	
	2000.6	Senior Managing Executive Officer of Nissho Iwai Corporation	
	2002.4	In charge of the Strategy Promotion Dept. and the Corporate Planning Unit of Nissho Iwai Corporation	

Name (Birth date)	Brief history (Key positions of other companies)	Shares held (Nichimen / Nissho Iwai)
	2002.6 President & Chief Executive Officer (at present)	
Masaki Hashikawa (January 25, 1949)	1971.4 Joined Sanwa Bank (at present, UFJ Bank Limited.) 1991.10 General Manager, Uchi-Kanda Branch 1993.1 Loaned to Daikyo Incorporated 1994.11 General Manager, Corporate Banking Department □ 1997.2 General Manager, Retail Banking Department 1998.4 General Manager, Corporate Planning Department 1998.6 Director 1999.6 Executive Officer 2001.3 Managing Executive Officer 2002.5 Senior Managing Executive Officer, General Manager, Osaka-Chuo Branch 2002.7 Senior Managing Executive Officer (at present)	0 Nichimen 0 Nissho Iwai
Hiroshi Takeda (February 23, 1951)	1973.4 Joined Nichimen Corporation 1994.4 General Manager of Plastics Dept.,Industrial Materials 1998.4 Deputy Senior General Manager of Plastics Division 1999.4 Senior General Manager of Plastics Division 2000.4 Executive Officer, Senior General Manager of Plastics Division 2000.9 Senior General Manager of Corporate Staff, General Management 2001.4 Managing Executive Office 2001.6 Director, Managing Executive Officer 2002.4 Director, Senior Managing Executive Officer 2002.6 Senior Managing Director, Senior Managing Executive Officer (at present) (Chief Executive Officer of Pla-Net Holdings, Inc.)	25,000 Nichimen 0 Nissho Iwai

Name (Birth date)	Brief history (Key positions of other companies)		Shares held (Nichimen / Nissho Iwai)
Kenichi Minami (October 30, 1947)	1970.4	Joined Nissho Iwai Corporation	0 Nichimen 35,000 Nissho Iwai
	1993.10	General Manager for Machinery & Information Industries Planning & Co-ordination Dept.	
	1994.10	Concurrently General Manager for Machinery & Information Industries Administration Dept.	
	1995.6	General Manager for Planning and Administration Office, Machinery & Information Industries Group	
	1997.4	Assigned to the Nissho Iwai American Corporation, New York	
	1997.7	Concurrently General Manager for Central America and South America (North) of Nissho Iwai Corporation	
	1999.1	Group Executive for Machinery Industry Group, Nissho Iwai American Corporation and Transportation Systems & Equipment Department	
	1999.5	Corporate Planning Department of Nissho Iwai Corporation	
	2000.6	Executive Officer of Nissho Iwai Corporation	
	2002.4	General Manager, Corporate Planning Unit	
	2002.6	Director & Managing (at present) Executive Officer in charge of the Strategy Promotion Dept, partly in charge of the Corporate Planning Unit. (at present)	
	2002.12	Officer in charge of the Strategy Promotion Dept. (at present)	
	2003.1	Officer in charge of the Market Financial Promotion Office (at present)	

Name (Birth date)	Brief history (Key positions of other companies)		Shares held (Nichimen / Nissho Iwai)
Katsuhiko Kobayashi (March 19, 1959)	1983.4	Joined The Sumitomo Marine & Fire Insurance Co., Ltd. (at present, Mitsui Sumitomo Insurance Co.,Ltd.)	0 Nichimen 0 Nissho Iwai
	1987.5	Graduated from the Business School Cornell University)	
	1989.1	Joined Goldman Sachs (Japan), Investment Banking Division	
	1995.4	Joined Merrill Lynch Japan Incorporated, as Director of Capital Market Services	
	2002.4	Joined Lehman Brothers Japan, as Managing Director, Investment Banking Division	

Notes:

1. Hiroshi Takeda also serves as representative director of Pla-Net Holdings, Inc., to which the Company and Nissho Iwai Corporation have extended loans.

2. There is no conflict of interest between other director candidates and the Company or Nissho Iwai Corporation.

Corporate auditors of "Nissho Iwai-Nichimen Holdings Corporation" are as follows:

Name (Birth date)	Brief history (Key positions of other companies)		Shares held (Nichimen / Nissho Iwai)
Shun-ichi Nakao (June 30,1941)	1965.4	Joined Ministry of International Trade and Industry(at present METI)	24,000 Nichimen 0 Nissho Iwai
	1989.6	Director-General MITI in Hokkaido	
	1990.8	Director-General JETRO London	
	1992.8	Left MITI	
	1992.9	Executive Director of New Office Promotion Association	
	1995.7	Joined Nichimen Corporation	
	1997.6	Director	
	1999.6	Executive Officer	
	2000.6	Managing Director	
	2001.6	Corporate Auditor (at present)	
Toma Masaoka (February 3, 1942)	1964.4	Joined Nissho Co., Ltd. (at present, Nissho Iwai Corporation)	0 Nichimen 60,000 Nissho Iwai
	1987.1	General Manager, Automotive Dept.	
	1989.6	Concurrently General Manager, Automotive Development Dept.	
	1991.10	Senior Deputy General Manager of Automotive Division and General Manager of Automotive Dept.	
	1993.6	Senior General Manager of Automotive Division	
	1995.6	Director	
	1997.6	Executive Vice President of Machinery & Information Industries Group(Heavy Machinery & Industrial Plant Division and Automotive Division)	
	1998.6	Managing Director	
	1998.10	Executive Vice President of Machinery Group 2	
	1999.5	Europe & Africa; President of Nissho Iwai Europe Plc	
	1999.6	Managing Executive Officer of Nissho Iwai Corporation	
	2000.1	Concurrently President of Nissho Iwai France S.A.	
	2000.4	Concurrently President of Nissho Iwai Italia S.P.A. and concurrently General Manager of Milan Office	
	2000.6	Concurrently President of Nissho Iwai Iberia S.A.	
	2001.6	Senior Corporate Auditor (at present)	

Name (Birth date)	Brief history (Key positions of other companies)		Shares held (Nichimen / Nissho Iwai)
Teruo Nakamura (April 15, 1996)	1959.4	Joined Nippon Kayaku Co., Ltd.	0 Nichimen 0 Nissho Iwai
	1959.2	Passed the third phase of an examination for public accountants (is eligible as a public accountant)	
	1983.9	General Manager of the Management Planning Office	
	1986.8	General Manager with the Tokyo Plant	
	1988.8	Director	
	1988.8	General Manager of the Accounting Department	
	1991.5	Executive Director (at present) of Japan Cost Accounting Association	
	1992.9	Director of the Pharmaceuticals Sales Department	
	1993.8	Managing Director	
	1993.8	General Manger of the Pharmaceuticals Group	
	1994.8	General manager of the Research & Development Division	
	1995.8	Senior Managing Director, and General Manger of the Pharmaceuticals Group	
	1996.9	Committee Member for the third phase of the examination for public accountants	
	1997.8	Executive President (at present)	
	1997.10	Executive Member of Keidanren (at present, Nippon Keidanren) (at present)	
Masaji Shinagawa (July 26, 1924)	1949.4	Joined the Nippon Fire & Marine Insurance Co., Ltd.	0 Nichimen 10,000 Nissho Iwai
	1976.7	Director, the Planning Department	
	1978.7	Managing Director	
	1979.7	Senior Managing Director	
	1981.7	Executive Vice-President	
	1984.7	President	
	1989.6	Chairman	
	1991.6	Adviser	
	1992.3	Chairman, Nihon Hilton Co.,Ltd.	
	1992.4	Special Adviser for Chairman of Keizai Doyukai	
	1993.4	Vice Chairman and President of Keizai Doyukai,	
	1994.6	Corporate Auditor of Nissho Iwai Corporation (at present)	
	2001.4	Adviser for Nipponkoa Insurance Co., Ltd. (formerly Nippon Fire & Marine Insurance Co., Ltd.) (at present)	

Notes:

1. Teruo Nakamura and Masaji Shinagawa are candidates for the external corporate auditors provided for in Article 18, Paragraph 1 of the "Law concerning exceptions to the Commercial Code involving auditors of joint stock companies."

2. Teruo Nakamura also serves as representative director of Nippon Kayaku Co., Ltd., with which the Company conducts trade in raw materials, products, etc.

3. There is no conflict of interest between other corporate auditor candidates and the Company or Nissho Iwai Corporation.

(f) Matters concerning independent accounting auditors

Summary of matters related to the joint auditing team of "Nissho Iwai-Nichimen Holdings Corporation" is as follows:

As of December 31, 2002

Name	**Shin Nihon & Co.**
Office	• Principal office Hibiya Kokusai Bldg., 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo
History	• October 1, 1985 Tetsuzo Ota & Co. (established January 1967) and Showa Audit Corporation (established December 1969) merged to form Showa Ota & Co. • January 1,1986 Dai-ichi Audit Corporation (established March 1969), Nisshin Audit Corporation (established November 1970) and Musashi Corporation (established September 1971) merged to form Century Audit Corporation • April 1, 2000 Showa Ota &Co. and Century Audit Corporation merged to form Century Ota Showa & Co. • July 1, 2001 Corporate name changed to Shin Nihon & Co.
Profile	• Certified public accountants: 1,566; assistant certified public accountants: 848; other employees: 539 • Domestic offices: 38; liaison offices: 8; overseas representative offices: 22 • Companies for which audit is conducted: 5,174

As of December 31, 2002

Name	**Asahi & Co.**
Office	• Principal office 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo
History	• July 1, 1985 Asahi & Co. (established July 1969) and Sinwa Company audit corporations (established December 1974) merged to form Asahi Shinwa & Co. • September 1, 1991 Inoue, Saito & Co. (established October 1987) and Eiwa Audit Corporation (established July 1984) merged to form Inoue Saito Eiwa Audit Corporation. • October 1, 1993 Asahi Shinwa & Co. and Inoue Saito Eiwa Audit Corporation merged to form Asahi & Co.
Profile	• Certified public accountants: 1,370; assistant certified public accountants: 714; other employees: 759 • Domestic offices: 39; overseas representative offices: 49 • Companies for which audit is conducted: 4,062

(g) Matters concerning joint establishment

The Company will establish "Nissho Iwai-Nichimen Holdings Corporation" jointly with Nissho Iwai Corporation. Corporate profile of Nissho Iwai Corporation is as follows:

As of September 30, 2002

Company name	**Nissho Iwai Corporation**	
Head office address	5-8, Imabashi 2-chome, Chuo-ku, Osaka	
Date of establishment	February 8, 1928	
Business lines	International trading company primarily engaging in: import and export of domestic and foreign-made goods, domestic transactions, and trade in foreign countries	
Directors	*Director, Chairman	Shiro Yasutake
	*Director, President & CEO	Hidetoshi Nishimura
	*Director, Executive Vice President	Masanobu Kondo
	*Director, Executive Vice President	Tomoyoshi Kondo
	*Director, Senior Managing Executive Officer	Susumu Tsuchida
	*Director, Senior Managing Executive Officer	Tokuichi Yamaguchi
	Director, Managing Executive Officer	Kenichi Minami
	Standing Corporate Auditor	Toma Masaoka
	Corporate Auditor	Hirohiko Kitazawa
	Corporate Auditor	Masaji Shinagawa
	Corporate Auditor	Toshijiro Nakajima
No. of employees	2,321	

Those marked with asterisk (*) are representative directors.

(h) Matters concerning compensations paid to directors and corporate auditors of the 100% parent company

The aggregate amount of the compensation paid to the directors of "Nissho Iwai-Nichimen Holdings Corporation" shall not be more than 16,000,000 yen per month, and the aggregate amount of the compensation paid to the corporate auditors shall not be more than 5,500,000 yen per month.
The aggregate number of the initial directors of "Nissho Iwai-Nichimen Holdings Corporation" shall be 6, and the aggregate number of its initial corporate auditors shall be 4.

(3) Explanation concerning allotment of shares pursuant to Article 366, Paragraph 1, Item 2 of the Commercial Code

With respect to the establishment of "Nissho Iwai-Nichimen Holdings Corporation" by means of share transfer, which is to be implemented jointly by both companies, we made the following decision on the ratio (the "transfer ratio") of (i) the numbers of shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation" to be allotted to shareholders of the Company per one share of the Company to (ii) that to be allotted to shareholders of Nissho Iwai Corporation per one share of Nissho Iwai Corporation, (both of which will become wholly-owned subsidiaries of "Nissho Iwai-Nichimen Holdings Company"):

	Nichimen Corporation	Nissho Iwai Corporation
Transfer ratio	1.54	1

Accordingly, holders of 1,000 shares of common stock of the Company are entitled to the allotment of 154 shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation", and holders of 1,000 shares of common stock of Nissho Iwai Corporation are entitled to the allotment of 100 shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation".

(a) Both companies appointed Lehman Brothers Japan Inc., Tokyo Branch ("Lehman Brothers") as joint financial adviser for the establishment of "Nissho Iwai-Nichimen Holdings Corporation", and assigned Lehman Brothers to assess the transfer ratio of the shares of common stock of both companies.

(b) Lehman Brothers analyzed the transfer ratio of the shares of common stock of both companies using the market price method, discounted cash flow (DCF) method, net adjusted book value analysis method, and contribution comparison, etc., based on the information provided by both companies.

(c) In addition, based on the judgement that independent examination of fair and appropriate transfer ratio by both companies, respectively, will lead to ensuring the interests of shareholders of each company, each company decided to appoint its own separate financial adviser. The Company appointed Mitsubishi Securities Co., Ltd. ("Mitsubishi Securities") for that purpose.

(d) The Company determined the transfer ratio on the basis of negotiations and consultations with Nissho Iwai Corporation after examining the result of assessments by Lehman Brothers, the results of researches by the Company's independent accounting auditors and legal counsels concerning the financial and legal affairs of Nissho Iwai Corporation in terms of items requested by the Company, and stock market prices, earnings, assets, and liabilities of both companies from various perspectives.

As a result, both companies submitted the draft of the Share Transfer Agreement stating the above transfer ratio to their respective board meetings held on January 29, 2003 for approval and respective board of directors of both companies resolved to enter into the Share Transfer Agreement. Consequently both companies entered into such Share Transfer Agreement on the same date.
However, in such agreement, it has been agreed that if, prior to the date of the share transfer, there occurs a material change in the circumstances based upon which the transfer ratio is determined, both companies may amend the transfer ratio through consultation with each other.

(e) Prior to the procedures in (d) above, the Company requested Mitsubishi Securities to render its opinion on the transfer ratio, and received its opinion as of January 29, 2003, stating that the transfer ratio is appropriate for shareholders of the Company from a financial perspective. (Notes 1 and 2 below)

(f) In this connection, Nissho Iwai Corporation also received an opinion from its financial adviser, Mizuho Securities Co., Ltd., stating that the transfer ratio is appropriate for shareholders of Nissho Iwai Corporation from a financial perspective.

(Note 1) Outline of the primary assessment method and analysis results used by Mitsubishi Securities when preparing their written opinion is as follows:

(i) Market price method:

Mitsubishi Securities analyzed the transfer ratio based on closing prices for common shares of both companies on December 10, 2002 (the day before both companies entered into the Basic Agreement on Consolidation of Management and announced the establishment of a joint holding company) as well as the average of closing prices for one week, one month, three month, and six month periods up to the said date. Another analysis of the transfer ratio is based on closing prices on January 28, 2003 (the day prior to the day the transfer ratio of common shares was announced), and the average of closing prices for one week, one month, three month, and six month periods up to the said date.

(ii) Discounted cash flow (DCF) method:

Mitsubishi Securities analyzed the value of shares of both companies as well as the transfer ratio, by using the DCF method based on interviews with the management of both companies, a review of materials involving operations/financial standing provided by them, and financial forecasts.

(iii) Comparable company method;

By comparing both companies with listed peer companies, Mitsubishi Securities assessed the relationship between the share price and earnings of each company using public financial data, based on which it analyzed the value of shares of both companies and the transfer ratio.

Analysis method	Estimate of transfer ratio	
	our company	Nissho Iwai Corporation
Market price method	1.19 – 1.67	1
DCF method	1.54 – 1.86	1
Comparable company method	1.81	1

Mitsubishi Securities prepared its written opinion based on the combined analysis of these methods as well as comprehensive judgment, rather than by weighting one specific method or factor. The various procedures followed, matters examined and assumptions and factors used in this context are included in the written opinion dated January 29, 2003 (copy) (Note 2).

(Note 2) The full text of the written opinion by Mitsubishi Securities dated January 29, 2003 is as follows:

January 29, 2003

To: The Board of Directors, Nichimen Corporation
2-2, Nakanoshima 2-chome, Kita-ku, Osaka, Japan

Mitsubishi Securities Co., Ltd. (hereinafter referred to as "our company") understands that Nichimen Corporation (hereinafter referred to as "your company") and Nissho Iwai Corporation (hereinafter referred to as "Nissho Iwai" - both your company and Nissho Iwai, taken individually, shall be referred to as "each company" and collectively the two shall be referred to as "both companies") concluded a "Basic Agreement on Consolidation of Management" (the "Agreement") on December 11, 2002 for the purposes of consolidating management by jointly establishing a holding company (the "Holding Company") through a share transfer ("this matter") and planning to enter into a "Share Transfer Agreement" on January 29, 2003. In addition, our company also understands from the Agreement and the Share Transfer Agreement (draft) provided by your company that when implementing this matter, 154 shares of common stock of the Holding Company are to be allotted for every 1,000 shares of common stock of your company, and 100 shares of common stock of the Holding Company are to be allotted for every 1,000 shares of common stock of Nissho Iwai (the stock transfer ratio involving both companies is hereinafter collectively referred to as the "transfer ratio").

The Board of Directors of your company has requested that our company give our opinion as to whether the transfer ratio is, from a financial perspective, appropriate for shareholders of your company, and our company has accordingly complied.

To arrive at the assessment concluding this document, our company has adhered to the following procedures:

(1) Review of the Agreement and Share Transfer Agreement (draft);

(2) Analysis of financial statements of each company for the last three business years until fiscal 2001, financial statements and consolidated financial statements made public in the interim semi-annual reports for the term ended September 2002, and information/data concerning such related materials considered necessary by our company to make our assessment;

(3) Review and analysis of publicized information on each company, including press releases considered necessary by our company from a rational point of view;

(4) Analysis of non-consolidated and consolidated financial forecasts and other relevant materials of each company for each business year from the year ending March 2003 to the year ending March 2006, as prepared by each company and provided to our company (the financial forecast materials);

(5) Review of the "Legal Due Diligence Report" on Nissho Iwai, dated January 20, 2003, as submitted by your corporate legal counsel to your company in connection with this matter;

(6) Review of the "Survey Report" on Nissho Iwai dated January 20, 2003 submitted by your auditing firm to your company in connection with this matter;

(7) Interviews conducted with management and persons in charge at each company regarding the current respective financial positions of, and future projections for, each company (including, but not limited to, the interviews held on January 12 and 27, 2003);

(8) Review of share prices and transaction status of both companies;

(9) Analysis of share prices of peer companies comparable to both companies; and,

(10) Various procedures and analyses deemed appropriate by our company.

Our company has prepared this document based on the following assumptions and qualifications:

(1) The above information, which comprises the subject of our company's examination and analysis (the "Information"), is accurate and complete at all times, and our company can rely on the said accuracy and completeness of the Information.

Our company has not independently verified whether the Information is accurate or complete, and is under no obligation to conduct such verification.

(2) Our company has not made any independent assessment or calculation of any assets or liabilities of both companies, their subsidiaries or affiliates (including hedge positions, derivative positions, assets or liabilities under any off-balance financial product trading, and retirement payment obligations), and has no obligation to make any such assessments or calculations. In addition, our company has not examined the existence of assets or facilities of both companies, and is under no obligation to do so.

(3) Assuming that the standards of provisions for trade receivables and trade credits, etc., with respect to both companies, their subsidiaries and affiliates are appropriate and adequate, our company has not made any independent assessments or calculations in relation to the appropriateness of such provisions of both companies, their subsidiaries or affiliates, and is under no obligation to make any such assessments or calculations.

(4) Our company has examined the materials provided to us by both companies as well as facts represented by the management and persons in charge at each company solely within the scope considered necessary by our company, has not independently examined the extent of disclosure included in the Information, and is under no obligation to do so. In addition, any information not disclosed to our company, which may significantly affect this matter, shall be treated as if it does not exist. In this context, when preparing this document, our company did not examine or analyze any planned issuance of new shares by the Holding Company after its establishment or the status of any deliberations thereon, and our company has no obligation to conduct such examination or analysis.

(5) Financial forecast materials of each company have been prepared based on reasonable and accurate grounds, reflecting the best forecast and judgment available to the respective management teams at this stage, and the results of such forecast and judgment materials are expected to be realized within the allotted time.

(6) Our company has assumed that taxes to be incurred with regard to implementation of this matter are based on the financial forecast materials. Our company has not considered the tax consequences on the Holding Company or both companies or their shareholders.

(7) This matter is to be implemented in accordance with the conditions entered in the Share Transfer Agreement (draft), including the acquisition of all consents, permits and approvals by government, supervisory agencies, or the like, as necessary for implementation of this matter under the Share Transfer Agreement (draft).

(8) A share transfer agreement identical to the Share Transfer Agreement (draft) is to be concluded between both companies on January 29, 2003.

(9) Our company's opinion is based only upon the Information obtained by our company as of the date this document was compiled.

(10) Our company has assumed the state of financial affairs, economy, market, legal system, and other conditions as existing on the date of this document, and any changes in such circumstances after that date may affect our assessment.

(11) Our company has stated its views in this document only regarding the items specifically mentioned in the document, and does not purport to be expressing an opinion on any items not explicitly mentioned in this document, nor does our company's opinion apply to any other cases.

Our company acknowledges and declares that it will receive remuneration for the services provided as financial adviser to your company in this matter. Our company further declares and acknowledges that itself, Mitsubishi Tokyo Financial Group, Inc., and affiliates of the Mitsubishi Tokyo Financial Group, Inc. have had, currently have, and will in future have: bank transactions, securities transactions, and other financial transactions with both companies and their affiliates. Our company further declares and acknowledges that any or all of itself, Mitsubishi Tokyo Financial Group, Inc., and affiliates of the Mitsubishi Tokyo Financial Group, Inc. may have held and/or entered into, currently hold and/or are party to, and will in future hold and/or enter into any transactions, etc. with regard to stocks, bonds or other securities of both companies and their affiliates on that party's own account or on its clients' accounts. The present statement will not restrict any or all transactions to be entered into among both companies and/or their affiliates and our company, Mitsubishi Tokyo

Financial Group, Inc., and/or affiliates of the Mitsubishi Tokyo Financial Group, Inc., in the future.

This document is to be submitted to the Board of Directors of your company only for the purpose of being used as reference material for the Board to review and determine this matter. It is required to obtain the prior written approval of our company if this document, either in its entirety or in part, is to be duplicated, summarized, or referred to for any purposes other than that enumerated and designated above, or is to be disclosed to any third party other than the Board of Directors of your company. This document does not in any way purport to provide our company's opinion on whether the managerial decisions of your company to implement this matter are appropriate, nor does it recommend in any way how shareholders of your company should exercise their voting rights with respect to this matter or any other related matters.

In addition, our company does not express any particular view on prices of shares or other securities of your company or of Nissho Iwai that traded after the document's compilation; this same express limitation applies to any shares or other securities of the Holding Company traded after completion of this matter.

Based on the above statements and subject to the conditions and qualifications expressed or referenced herein, our company considers that the transfer ratio is, from a financial perspective, appropriate for shareholders of your company, as of the date of this document.

Mitsubishi Securities Co., Ltd.
(signature)
Tsutomu Tanaka, Executive Managing Director

(4) Contents of the balance sheet and statement of income provided in Article 366, Paragraph 1, Items 3 through 6 of the Commercial Code

(Financial statements and financial information included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.)

The balance sheets and statements of income of Nichimen Corporation and Nissho Iwai Corporation are as follows:

Nichimen Corporation

Balance Sheet

(As of September 30, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		**Liabilities**	
Current assets	**542,903**	**Current liabilities**	**536,283**
Cash and bank deposits	131,791	Trade notes payable	17,153
Trade notes receivable	46,792	Import bills payable	11,137
Trade accounts receivable	163,998	Trade accounts payable	109,072
Marketable securities	327	Short-term loans payable	306,848
Inventories	84,854	Commercial paper	2,500
Goods in transit	3,080	Bonds – current portion	44,876
Advances	9,766	Accounts payable – other	4,000
Short-term loans	82,598	Income taxes payable	1,007
Guarantee money deposited	3,101	Accrued expenses	3,502
Prepaid expenses	1,846	Advances received	4,545
Short-term deferred tax assets	3,195	Deposits received	29,735
Other current assets	13,034	Deferred income	560
Allowance for doubtful receivables	−1,484	Accrued employees' bonuses	797
Fixed assets	**491,073**	Other current liabilities	547
Tangible fixed assets	**68,803**	**Long-term liabilities**	**404,298**
Property leased to others	29,924	Long-term loans payable	335,643
Buildings and structures	12,465	Bonds, less current portion	60,800
Machinery	489	Liabilities for severance payments	5,990
Vehicle and delivery equipment	42	Other long-term liabilities	1,864
Furniture and fixtures	511	**Total liabilities**	**940,582**
Land	25,370	**Shareholders' equity**	
Intangible fixed assets	**1,846**	**Common stock**	**52,179**
Software, etc.	1,846	**Capital reserve**	**49,561**
Investments and others	**420,423**	Capital surplus	35,223
Investment securities	159,478	Other capital reserve	14,338
Investments in subsidiaries	99,487	**Retained earnings**	**2,787**
Investments in partnership	17,722	Interim unappropriated retained earnings	2,787
Investments in subsidiaries partnership	14,558	(Interim net income)	[1,847]
Long-term loans	83,021	**Net unrealized losses on other securities**	**−10,173**
Long-term trade receivables	60,662	**Treasury stock**	**−791**
Long-term deferred tax assets	39,635	**Total shareholders' equity**	**93,563**
Other investments	7,793		
Allowance for doubtful receivables	−61,937		
Long-term deferred assets	**168**		
Bond issue costs	52		
Bond premiums	115		
Total assets	**1,034,146**	**Total liabilities and shareholders' equity**	**1,034,146**

Nichimen Corporation

Statement of Income

(From April 1, 2002, to September 30, 2002)

(Millions of yen)

Account title			Amount	
Ordinary income/loss	Operating income/loss	Net sales		687,978
		Cost of sales		665,002
		Gross trading profit		**22,975**
		Selling, general and administrative expenses		15,739
		Operating income		**7,236**
	Non-operating income/ loss	**Non-operating income**		**10,722**
		Interest income	2,504	
		Dividends	3,011	
		Other income	5,257	
		Non-operating expenses		**12,846**
		Interest expenses	7,199	
		Interest expenses on commercial paper	27	
		Other expenses	5,619	
		Ordinary income		**5,162**
Extraordinary income/loss		**Extraordinary income**		**7,723**
		Gains on sales of fixed assets	0	
		Gains on sales of investment securities	748	
		Gains on transfer of business	6,974	
		Extraordinary losses		**9,755**
		Losses on sales and disposal of fixed assets	13	
		Losses on evaluation of investment securities	2,504	
		Losses on sales of investment securities	1,266	
		Losses on disposal of investments in and advances to subsidiaries and affiliates	5,969	
		Interim income before income taxes		**3,131**
		Current income taxes		1,219
		Deferred income taxes		64
		Interim net income		**1,847**
		Unappropriated retained earnings brought forward		151
		Legal reserve transferred to retained earnings		661
		Unappropriated retained earnings due to merger		126
		Interim unappropriated retained earnings		**2,787**

Important accounting policies

1. To value securities, the amortized-cost method is used for bonds held to maturity, and the cost method based on the moving-average method is used for equity shares in subsidiaries and affiliates. In addition, other securities with market values are marked to market on the last day of the interim term (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method.), while those without market value are valued at cost based on the moving average.

2. Inventories are stated at cost based on the specific identification method.

3. Derivatives and funds entrusted for investment purposes are marked to market.

4. Tangible fixed assets are depreciated using the "declining-balance method".

   However, the Tokyo head office building and structures as well as buildings (excluding improvements) acquired after April 1, 1998, are depreciated using the "straight-line method".

   Intangible fixed assets are amortized using the straight-line method.

   Software for our own corporate use is amortized over five years using the straight-line method.

5. As an allowance for doubtful receivables, the estimated uncollectible amount is registered based on the actual bad debt ratio for general credit claims or by assessing individual collectibility for specific claims, including claims in borrowers at risk of failure so as to prepare for possible losses on accounts receivable or loans, etc.

6. As an accrued bonus, the estimated payment amount is registered in preparation for the disbursement of bonuses to employees.

7. As a reserve for retirement and severance benefits, the amount considered to accrue at the end of the current interim term is reserved based on the estimate of retirement pay obligations and pension assets at the end of the current business term in preparation for the disbursement of such benefits to employees.

   The unrecognized net retirement benefit obligation at transition is being expensed in equal installments over eight years.

   Prior service cost is being amortized using the straight-line method over a specified number of years (seven years) which is shorter than the average remaining number of year of service of the employees at the time of occurrence of such difference.

   Actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (14 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

8. Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the interim term, with conversion differences being registered as profit or loss.

9. The bond issue costs are amortized in equal installments over three years.

   The bond premiums are amortized in equal installments over the redemption period.

10. For finance-lease transactions other than those in which the ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

11. As the hedge accounting method, deferred hedge accounting treatment is in principle used.

Forward exchange contracts, currency swaps, and currency options are allocated to specific hedged risks when they meet the criteria for qualification, and for interest rate swaps which meet requirements for special treatment, special treatment is used.

12. Interest payable involving large-scale real estate development businesses (with total investment amounting to at least ¥2 billion and a development period of more than one year) during the normal development period is calculated as an acquisition cost.

13. Consumption taxes, etc. are excluded from accounting.

Remarks concerning the balance sheet and statement of income

1. Amounts are entered after rounding down any amounts less than ¥1 million.

2. Monetary assets and liabilities relating to subsidiaries

(1)	Short-term credits	¥74,912 million
(2)	Long-term credits	¥58,731 million
(3)	Short-term liabilities	¥29,451 million
(4)	Long-term liabilities	¥27,671 million

3. Total amount of depreciation of tangible fixed assets ¥9,471 million

4. Assets pledged as collateral ¥36,598 million

5. Guarantee obligations, etc.

(1)	Guarantee obligations	¥161,863 million
(2)	Export bills discounted	¥11,510 million

(Notes)

(1) Guarantee obligations include the amount of ¥78,860 million granted by an act similar to a guarantee.

(2) The outstanding balance of letters of credit (L/Cs) which have been negotiated by banks but have not been settled between banks in export L/C transactions is included in export bills discounted as similar instruments, and the amount of such L/Cs stands at ¥8,521 million.

6. Primary foreign currency denominated assets and liabilities

Trade accounts receivable	¥12,974 million ($93,581 thousand, etc.)
Investment securities and investments in subsidiaries	¥83,559 million ($475,437 thousand, etc.)
Investments in partnership and investments in subsidiaries partnership	¥27,614 million ($144,752 thousand, etc.)
Long-term loans	¥20,863 million ($167,324 thousand, etc.)
Long-term trade receivables	¥8,609 million ($63,228 thousand, etc.)
Import bills payable	¥8,145 million ($64,132 thousand, etc.)
Trade accounts payable	¥7,286 million ($53,282 thousand, etc.)
Short-term loans payable	¥25,472 million ($193,369 thousand, etc.)

Long-term loans payable	¥40,643 million ($331,514 thousand, etc.)

7. In addition to fixed assets registered on the balance sheet, there is leased computer-related equipment in use as important fixed assets.

8. Transactions with subsidiaries

Sales to subsidiaries	¥43,606 million
Purchases from subsidiaries	¥44,723 million
Transactions with subsidiaries other than trading transactions	¥6,635 million

9. Interim net income per share is ¥4.37.

Nichimen Corporation

Balance Sheet

(As of March 31, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		Liabilities	
Current assets	**590,023**	**Current liabilities**	**589,000**
Cash and bank deposits	119,520	Trade notes payable	25,354
Trade notes receivable	57,792	Import bills payable	10,831
Trade accounts receivable	187,731	Trade accounts payable	120,162
Marketable securities	5,198	Short-term loans payable	341,575
Inventories	104,460	Bonds – current portion	49,800
Goods in transit	3,705	Accounts payable- other	3,143
Advances	10,440	Income taxes payable	61
Short-term loans	76,701	Accrued expenses	3,336
Guarantee money deposited	4,181	Advances received	5,878
Prepaid expenses	1,764	Deposits received	27,059
Short-term deferred tax assets	2,726	Deferred income	528
Other current assets	17,434	Accrued employees' bonus	619
Allowance for doubtful receivables	−1,634	Other current liabilities	648
Fixed assets	**495,855**		
Tangible fixed assets	**69,456**	**Long-term liabilities**	**405,012**
Property leased to others	22,213	Long-term loans payable	314,279
Buildings and structures	15,667	Bonds, less current portion	84,876
Machinery	578	Liabilities for severance payments	4,714
Vehicle and delivery equipment	56	Other long-term liabilities	1,142
Furniture and fixtures	574	**Total liabilities**	**994,013**
Land	30,367	**Shareholders' equity**	
Intangible fixed assets	**1,744**	**Common stock**	**52,179**
Software, etc.	1,744	**Legal surplus**	**48,802**
Investments and others	**424,654**	Capital surplus	48,140
Investment securities	167,297	Earned surplus	661
Investments in subsidiaries	92,406	**Retained earnings**	**151**
Investments in partnership	18,737	Unappropriated retained earnings at end of period	151
Investments in subsidiaries Partnership	14,308	(Net income)	[1,132]
Long-term loans	82,774	**Net unrealized losses on other securities**	**−8,043**
Long-term trade receivables	68,329	**Treasury stock**	**−942**
Long-term deferred tax assets	38,637	**Total shareholders' equity**	**92,147**
Other investments	7,325		
Allowance for doubtful receivables	−65,163		
Long-term deferred assets	**281**		
Bond issue costs	105		
Bond premiums	176		
Total assets	**1,086,160**	**Total liabilities and shareholders' equity**	**1,086,160**

Nichimen Corporation

Statement of Income

(From April 1, 2001, to March 31, 2002)

(Millions of yen)

		Account title	Amount	
Ordinary income/loss	Operating income/loss	Net sales		1,501,834
		Cost of sales		1,456,225
		Gross trading profit		**45,608**
		Selling, general and administrative expenses		29,632
		Operating income		**15,976**
	Non-operating income/loss	**Non-operating income**		**24,807**
		Interest income	6,634	
		Dividends	8,709	
		Other income	9,463	
		Non-operating expenses		**19,604**
		Interest expenses	14,022	
		Interest expenses on commercial paper	403	
		Other expenses	5,178	
		Ordinary income		**21,179**
Extraordinary income/loss		**Extraordinary income**		**23,571**
		Gains on sales of fixed assets	1,087	
		Gains on sales of investment securities	10,789	
		Gains on transfer of business	11,694	
		Extraordinary losses		**42,815**
		Losses on sales and disposal of fixed assets	182	
		Losses on evaluation of investment securities	32,462	
		Losses on sales of investment securities	4,113	
		Losses on disposal of investments in and advances to subsidiaries and affiliates	4,802	
		Special retirement benefits	1,253	
		Income before income taxes		**1,934**
		Current income taxes		309
		Deferred income taxes		492
		Net income		**1,132**
		Unappropriated retained earnings due to merger		669
		Loss on write-off of shares in subsidiaries due to merger		1,650
		Unappropriated retained earnings at end of period		**151**

Important accounting policies

1. To value securities, the amortized-cost method is used for bonds held to maturity, and the cost method based on the moving-average method is used for equity shares in subsidiaries and affiliates. In addition, other securities with market values are marked to market on the last day of the fiscal year (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method.), while those without market value are valued at cost based on the moving average.

2. Inventories are stated at cost based on the specific identification method.

3. Derivatives and funds entrusted for investment purposes are marked to market.

4. Tangible fixed assets are depreciated using the "declining-balance method."

   However, the Tokyo head office building and structures as well as buidings (excluding improvements) acquired after April 1, 1998, are depreciated using the "straight-line method."

   Intangible fixed assets are amortized using the straight-line method.

   Software for our own corporate use is amortized over five years using the straight-line method.

5. As an allowance for doubtful receivables, the estimated uncollectible amount is registered based on the actual bad debt ratio for general credit claims or by assessing individual collectibility for specific claims, including claims in borrowers at risk of failure so as to prepare for possible losses on accounts receivable or loans, etc.

6. As an accrued bonus, the estimated payment amount is registered in preparation for the disbursement of bonuses to employees.

7. The reserve for retirement and severance benefits is reserved based on the estimate of retirement pay obligations and pension assets at the end of the current business term in preparation for the disbursement of such benefits to employees.

   The unrecognized net retirement benefit obligation at transition is being expensed in equal installments over eight years.

   Prior service cost is being amortized using the straight-line method over a specified number of years (seven years) which is shorter than the average remaining number of year of service of the employees at the time of occurrence of such difference.

   Actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (14 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

8. Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the fiscal year, with conversion differences being registered as profit or loss.

9. The bond issue costs are amortized in equal installments over three years.

   The bond premiums are amortized in equal installments over the redemption period.

10. For finance-lease transactions other than those in which the ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

11. As the hedge accounting method, deferred hedge accounting treatment is in principle used.

Forward exchange contracts, currency swaps, and currency options are allocated to specific hedged risks when they meet the criteria for qualification, and for interest rate swaps which meet requirements for special treatment, special treatment is used.

12. Interest payable involving large-scale real estate development businesses (with total investment amounting to at least ¥2 billion and a development period of more than one year) during the normal development period is calculated as an acquisition cost.

13. Consumption taxes, etc. are excluded from accounting

Change in accounting policy

Although the Company had so far included interest payable involving large-scale real estate development transactions with a total investment of at least ¥3 billion and a development period exceeding two years (the normal development period) as an acquisition cost for accounting treatment, in the current business year it adopted a new accounting treatment whereby interest payable involving large-scale real estate development transactions with a total investment of at least ¥2 billion, and a development period exceeding one year (normal development period) is included as an acquisition cost.

Even with this change, there are slight effects on ordinary profit and income before income taxes relative to the conventional method.

Additional information

(Treasury stock)

"Treasury stock" registered in the assets section in the previous business year (current assets: ¥0 million, fixed assets: ¥1,015 million) are indicated at the end of the shareholders' equity section in the current business year.

(Financial instruments accounting)

From the current business year, the accounting standards involving financial instruments ("Opinion on establishment of accounting standards involving financial instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) are applied as the method of valuation of other securities with a market value.

As a result, relative to the conventional method, the minus figure of ¥8,043 million was registered as net unrealized losses on other securities, and investment Securities declined ¥13,632 million, while long-term deferred tax assets increased ¥5,589 million.

(Accounting of foreign currency denominated transactions, etc.)

The exchange profit and loss involving commodity trading - which have so far been included in gross operating profit based on the No. 4 report of the Second Audit Committee of the Japanese Institute of Certified Public Accountants, "Accounting of foreign currency denominated transactions, etc. at trading houses" of November 6, 1979 and revised on March 26, 1985 - are treated as other income and expenses from the current business year because that report is not applicable for years following fiscal 2001 (starting April 1, 2001).

As a result, relative to the conventional method, gross operating profit and operating profit declined ¥2,473 million, respectively.

Remarks concerning the balance sheet and statement of income

1. Amounts are entered after rounding down any amounts less than ¥1 million.

2. Monetary assets and liabilities relating to subsidiaries

(1)	Short-term credits	¥87,674 million
(2)	Long-term credits	¥59,950 million
(3)	Short-term liabilities	¥76,983 million
(4)	Long-term liabilities	¥0 million

3. Total amount of depreciation of tangible fixed assets ¥9,888 million

4. Assets pledged as collateral ¥36,343 million

5. Guarantee obligations, etc.

(1)	Guarantee obligations	¥195,789 million
(2)	Export bills discounted	¥14,480 million

(Notes:)

(1) Guarantee obligations include the amount of ¥102,356 million granted by an act similar to a guarantee.

(2) The outstanding balance of letters of credit (L/Cs) which have been negotiated by banks but have not been settled between banks in export L/C transactions is included in export bills discounted as similar instruments, and the amount of such L/Cs stands at ¥11,493 million.

6. Primary foreign currency denominated assets and liabilities

Trade accounts receivable	¥16,881 million ($116,279 thousand, etc.)
Investment securities and Investments in subsidiaries	¥88,218 million ($494,933 thousand, etc.)
Investments in partnership and investments in subsidiaries partnership	¥28,411 million ($144,685 thousand, etc.)
Long-term loans	¥24,072 million ($179,525 thousand, etc.)
Long-term trade receivables	¥9,813 million ($67,360 thousand, etc.)
Import bills payable	¥8,684 million ($63,709 thousand, etc.)
Trade accounts payable	¥8,105 million ($50,085 thousand, etc.)
Short-term loans payable	¥58,614 million ($411,430 thousand, etc.)
Long-term loans payable	¥22,055 million ($164,372 thousand, etc.)

7. In addition to fixed assets registered on the balance sheet, there is leased computer-related equipment in use as important fixed assets.

8. Transactions with subsidiaries

Sales to subsidiaries	¥135,455 million
Purchases from subsidiaries	¥112,608 million
Transactions with subsidiaries other than trading transactions	¥13,436 million

9. Net income per share is ¥2.71.

   (This is calculated based on the average number of outstanding shares during the term after deducting treasury shares.)

10. For accounting of notes maturing on the last day of the business year, settlement is made on the date of clearing.

    In this context, since the last day of the current business year fell on a bank holiday, the following matured notes are included in the closing balance:

Trade notes receivable	¥5,098 million
Trade notes payable	¥3,457 million

Nissho Iwai Corporation

Balance Sheet

(As of September 30, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		**Liabilities**	
Current assets	**867,818**	**Current liabilities**	**1,262,867**
Cash and bank deposits	60,061	Trade notes payable	80,385
Trade notes receivable	69,726	Trade accounts payable	176,907
Trade accounts receivable	289,945	Short-term loans payable	747,640
Marketable securities	324	Commercial paper	10,200
Inventories	118,720	Bonds – current portion	31,561
Advances	16,855	Convertible bonds - current portion	29,437
Prepaid expenses	15,236	Accounts payable - other	27,534
Short-term deferred tax assets	10,306	Income taxes payable	42
Accounts receivable - other	64,466	Accrued expenses	6,990
Accrued income	13,508	Advances received	17,158
Short-term loans	250,986	Deposits received	133,273
Other current assets	11,623	Deferred income	1,305
Allowance for doubtful receivables	–53,941	Other current liabilities	430
Fixed assets	**912,143**	**Long-term liabilities**	**326,815**
Tangible fixed assets	**116,715**	Long-term loans payable	305,277
Buildings	58,979	Bonds, less current portion	2,300
Structures	1,800		
Machinery and equipment	346		
Vehicle and delivery equipment	148	Liabilities for severance payments	14,763
Furniture and fixtures	1,285	Other long-term liabilities	4,474
Land	52,654	**Total liabilities**	**1,589,682**
Construction in progress	1,499	**Shareholders' equity**	
Intangible fixed assets	**14,881**	**Common stock**	**102,938**
Leasehold interests, etc.	14,881	Common stock	102,938
Investments and others	**780,546**	**Capital reserve**	**99,890**
Investment securities	236,307	Capital surplus	98,890
Investments in subsidiaries and Investments in subsidiaries partnership	264,672	**Retained earnings**	**5,440**
Investments in partnership	14,859	Earned surplus	944
Long-term loans	234,431	Interim unappropriated retained earnings	4,496
Long-term trade receivables	52,486	(Interim net income)	[1,258]
Deferred tax assets	55,053	**Net unrealized losses on other securities**	**–16,957**
Other investments	18,443	**Treasury stock**	–7
Allowance for doubtful receivables	–95,708	**Total shareholders' equity**	**190,305**
Long-term deferred assets	**25**		
Bond premiums	25		
Total assets	**1,779,988**	**Total liabilities and shareholders' equity**	**1,779,988**

Nissho Iwai Corporation

Statement of Income

(From April 1, 2002, to September 30, 2002)

(Millions of yen)

Account title	Amount	
Ordinary income/loss		
Operating income/loss		
Net sales		1,510,960
Cost of sales		1,480,460
Gross trading profit		**30,499**
Selling, general and administrative expenses		26,963
Operating income		**3,536**
Non-operating income/ loss		
Non-operating income		
Interest income	9,385	
Other income	10,948	20,334
Non-operating expenses		
Interest expenses	17,675	
Interest expenses on commercial paper	94	
Other expenses	4,611	22,380
Ordinary income		**1,490**
Extraordinary income/loss		
Extraordinary income		
Gains on sales of fixed assets	46	
Gains on sales of investment securities	14,813	14,860
Extraordinary losses		
Losses on sales and disposal of fixed assets	922	
Losses on sales of investment securities	2,699	
Losses on evaluation of investment securities	709	
Losses on disposal of investments in subsidiaries and affiliates, etc.	9,532	
Provision for specified overseas doubtful receivables	702	
Special retirement benefits, etc.	1,651	16,217
Interim income before income taxes		**133**
Income taxes, inhabitant taxes and business taxes	919	
Deferred income taxes	−2,045	−1,125
Interim net income		**1,258**
Unappropriated retained earnings brought forward		3,237
Interim unappropriated retained earnings		**4,496**

Important accounting policies

1. Standards for valuing assets and the valuation method

   (1) Securities

   Bonds held to maturity:

   Those bonds are stated at amortized cost using the straight-line method.

   Shares in subsidiaries and affiliates:

   Those shares are valued at the cost method based on the moving-average method.

   Other securities:

   (a) Securities with market values

   Those securities are marked to market at the average market value for one month prior to the interim book closing date (The valuation difference is directly capitalized, and cost of sales is calculated by the moving-average method.).

   (b) Securities without market value

   Those securities are valued at the cost method based on the moving-average method.

   (2) Derivatives

Derivatives are marked to market.

   (3) Inventories

Inventories are stated at cost based on the first-in, first-out method.
In this context, real estate for sale is stated at cost based on the specific identification method.

2. Method for depreciating fixed assets

   (1) Tangible fixed assets

The declining balance method. For the remaining useful life and remaining salvage value calculation, the standards provided in the Corporation Tax Law are used.
However, for the depreciation of building and structures of the Nissho Iwai Shin-Yokohama Center as well as buildings (excluding improvements) acquired after April 1, 1998, the straight-line method is used.

   (2) Intangible fixed assets

The straight-line method. For the useful life, the same standards as for the method provided in the Corporation Tax Law are used.
In addition, software for our own corporate use is amortized over five years using the straight-line method.

3. Method of amortization of deferred assets

   The bond premiums are amortized in equal installments over the amortization period.

4. Standards for registering provisions

   (1) Allowance for doubtful receivables

To prepare for any losses from uncollectible receivables, the necessary provision is registered by the actual bad debt ratio for general credit claims or the method whereby the content of claims is individually examined for specific claims, including claims in borrowers at risk of failure.

(2) Reserve for retirement and severance benefits

The amount considered to accrue at the end of the current interim term is reserved based on the estimate of retirement pay obligations at the end of the current business year in preparation for the payment of such benefits to employees. In this context, the unrecognized net retirement benefit obligation at transition is being expensed in equal installments over 10 years. Prior service cost is being expensed in equal installments over a specified number of years (eight years) which is shorter than the average remaining number of year of service of the employees at the time of occurrence of such difference. In addition, actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (10 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

5. Standards for translating foreign currency denominated assets and liabilities into yen

   Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the interim term, with the conversion difference being registered as profit or loss.

6. Method for accounting of lease transactions

   For finance lease transactions other than those in which ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

7. Hedge accounting method

   Deferred hedge accounting has been adopted. Forward exchange contracts are allocated to specific hedged risks when they meet the criteria for qualification.

8. Accounting of consumption taxes, etc.

   Consumption taxes and similar local taxes are excluded from accounting.

9. Accounting of interest involving real estate for sale

   For large-scale real estate development businesses, interest payable during the normal development period is calculated as an acquisition cost.

Remarks concerning the balance sheet and statement of income

1. Total depreciation amount of tangible fixed assets:	¥19,699 million
2. In addition to fixed assets registered on the balance sheet, there is leased office equipment in use, including computers, as important fixed assets.	
3. Assets pledged as collateral:	¥283,067 million
4. Guarantee obligations:	¥529,932 million
(including guarantee commitments of	¥303,828 million)
5. Balance of discounted notes receivable:	¥17,027 million
6. Balance of notes receivable endorsed:	¥742 million
7. Interim net income per share:	¥1.44
8. Amounts are entered after rounding down any amounts less than ¥1 million.	

Nissho Iwai Corporation

Balance Sheet

(As of March 31, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		**Liabilities**	
Current assets	**932,252**	**Current liabilities**	**1,269,637**
Cash and bank deposits	48,597	Trade notes payable	86,408
Trade notes receivable	97,573	Trade accounts payable	187,611
Trade accounts receivable	332,478	Short-term loans payable	751,187
Marketable securities	889	Commercial paper	6,800
Inventories	126,427	Bonds - current portion	47,222
Advances	14,018	Accounts payable - other	35,435
Prepaid expenses	13,805	Income taxes payable	1,185
Short-term deferred tax assets	9,158	Accrued expenses	7,353
Accounts receivable - other	51,311	Advances received	15,674
Accrued income	14,501	Deposits received	128,021
Short-term loans	258,872	Deferred income	1,568
Other current assets	12,284	Other current liabilities	1,167
Allowance for doubtful receivables	−47,667	**Long-term liabilities**	**413,245**
Fixed assets	**948,772**	Long-term loans payable	346,000
Tangible fixed assets	**119,765**	Bonds, less current portion	16,500
Buildings	61,028	Convertible bonds	29,437
Structures	2,275	Liabilities for severance payments	17,810
Machinery and equipment	342	Other long-term liabilities	3,497
Vehicle and delivery equipment	153	**Total liabilities**	**1,682,883**
Furniture and fixtures	1,438	**Shareholders' equity**	
Land	53,091	**Common stock**	**102,938**
Construction in progress	1,434	Common stock	102,938
Intangible assets	**12,971**	**Legal surplus**	**99,835**
Leasehold interests, etc.	12,971	Capital surplus	98,890
Investments and others	**816,034**	Earned surplus	944
Investment securities	253,949	**Retained earnings**	**3,237**
Investments in subsidiaries and Investments in subsidiaries partnership	264,353	Unappropriated retained earnings at end of period	3,237
Investments in partnership	18,246	(Net income)	[3,237]
Long-term loans	255,737	**Valuation difference**	**−7,814**
Long-term trade receivables	62,884	Net unrealized losses on other securities	−7,814
Deferred tax assets	47,521	Treasury stock	**−2**
Other investments	17,802	**Total shareholders' equity**	**198,194**
Allowance for doubtful receivables	−104,460		
Long-term deferred assets	**53**		
Bond premiums	53		
Total assets	**1,881,077**	**Total liabilities and shareholders' equity**	**1,881,077**

Nissho Iwai Corporation

Statement of Income

(From April 1, 2001, to March 31, 2002)

(Millions of yen)

Account title	Amount	
Ordinary income/loss		
Operating income/loss		
Net sales		3,675,718
Cost of sales		3,603,889
Gross trading profit		**71,828**
Selling, general and administrative expenses		64,735
Operating income		**7,093**
Non-operating income/loss		
Non-operating income		
Interest income	28,554	
Dividends	13,955	
Other income	7,211	49,721
Non-operating expenses		
Interest expenses	40,803	
Interest expenses on commercial paper	1,539	
Other expenses	6,803	49,146
Ordinary income		**7,668**
Extraordinary income/loss		
Extraordinary income		
Gains on sales of fixed assets	929	
Gains on sales of investments in subsidiaries and others	43,964	
Gains on sales of investment securities	28,730	73,624
Extraordinary losses		
Losses on sales and disposal of fixed assets	728	
Losses on sales of investment securities	3,997	
Losses on evaluation of investment securities	14,146	
Losses on disposal of investments in subsidiaries and affiliates, etc.	43,800	
Cost on change in retirement benefits plan	11,392	
Provision for specified overseas doubtful receivables	2,405	
Head office relocation cost	2,590	
Losses on disposal of inventories	1,168	80,230
Income before income tax		**1,062**
Income taxes, inhabitant taxes and business taxes	3,811	
Deferred income taxes	–5,986	–2,175
Net income		**3,237**
Unappropriated retained earnings brought forward		—
Unappropriated retained earnings at end of period		**3,237**

Important accounting policies

1. Standards for valuing assets and the valuation method

   (1) Securities

Bonds held to maturity:

Those bonds are stated at amortized cost using the straight-line method.

Shares in subsidiaries and affiliates:

Those shares are valued at the cost method based on the moving-average method.

Other securities:

(a) Securities with market values

Those securities are marked to market at the average market value for one month prior to the fiscal year-end. (The valuation difference is directly capitalized, and cost of sales is calculated by the moving-average method.)

(Change of accounting treatment)

Marketable securities have so far been marked to market on the date of book closing (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method.); marking to market at average market value during the one month prior to the date of book closing (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method) is applied from the current term so as to offset out the effect of short-term fluctuations in the stock market on the equity section. As a result, relative to the conventional method, investment securities increased ¥2,580 million, and net unrealized losses on other securities grew ¥1,495 million, while marketable securities fell ¥0 million and deferred tax assets declined ¥1,084 million.

(b) Securities without market value

Those securities are valued at the cost method based on the moving-average method.

   (2) Derivatives

Derivatives are marked to market

   (3) Inventories

Inventories are stated at cost based on the first-in, first-out method.
In this context, real estate for sale is stated at cost based on the specific identification method.

2. Method for depreciating fixed assets

   (1) Tangible fixed assets

The declining balance method. For the remaining useful life and remaining salvage value calculation, the standards provided in the Corporation Tax Law are used.
However, for the depreciation of buildings and structures of the Nissho Iwai Shin-Yokohama Center as well as buildings (excluding improvements) acquired after April 1, 1998, the straight-line method is used.

   (2) Intangible fixed assets

The straight-line method. For the useful life, the same standards as for the method provided in the Corporation Tax Law are used.
In addition, software for our own corporate use is amortized over five years using the straight-line method.

3. Method of amortization of deferred assets

The bond issue costs are amortized in equal installments over the bond redemption period or the maximum period (three years) provided in the Commercial Code, whichever is shorter, in each term, and the bond premiums are amortized in equal installments over the amortization period.

4. Standards for registering provisions

(1) Allowance for doubtful receivables

To prepare for any losses from uncollectible receivables, the necessary provision is registered by the actual bad debt ratio for general credit claims or the method whereby the content of claims is individually examined for specific claims, including claims in borrowers at risk of failure.

(2) Reserve for retirement and severance benefits

The amount considered to accrue at the end of the current term is reserved based on the estimate of retirement pay obligations at the end of the current business year in preparation for the payment of such benefits to employees. In this context, the unrecognized net retirement benefit obligation at transition is being expensed in equal installments over 10 years. In addition, actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (10 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

(Additional information)

With the approval of dissolution of the Nissho Iwai Employees Pension Fund by the Ministry of Health, Labour and Welfare on March 19, 2002, the Fund was dissolved on March 20. In addition, given the approval of the introduction of the defined contribution pension plan (the Japanese version of 401k) by that Ministry on March 26, 2002, the retirement benefit system was changed from the conventional defined-benefit pension type to the defined contribution pension type.

The undisposed amount of ¥11,392 million for the difference in unrecognized actuarial calculation involving such changes in systems and the difference at the time of change of accounting standards is registered as cost on change in retirement benefits plan.

5. Standards for translating foreign currency denominated assets and liabilities into yen

Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the fiscal year, with the conversion difference being registered as profit or loss.

6. Method for accounting of lease transactions

For finance lease transactions other than those in which ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

7. Hedge accounting method

Deferred hedge accounting have been adopted. Forward exchange contracts are allocated to specific hedged risks when they meet the criteria for qualification.

8. Accounting of consumption taxes, etc.

Consumption taxes and similar local taxes are excluded from accounting.

9. Accounting of interest involving real estate for sale

For large-scale real estate development businesses, interest payable during the normal development period is calculated as an acquisition cost.

Remarks concerning the balance sheet and statement of income

1. Total depreciation amount of tangible fixed assets: ¥19,537 million

2. In addition to fixed assets registered on the balance sheet, there is leased office equipment in use, including computers, as important fixed assets.

3. Monetary assets and liabilities relating to subsidiaries

Short-term money credits	¥243,406 million
Long-term money credits	¥134,230 million
Short-term money liabilities	¥354,708 million
Long-term money liabilities	¥7,300 million

4. Assets pledged as collateral: ¥239,383 million

5. Guarantee obligations: ¥622,277 million

(including guarantee commitments of ¥347,700 million)

6. Balance of discounted notes receivable: ¥19,500 million

Balance of notes receivable endorsed: ¥2,039 million

7. Important foreign currency denominated assets and liabilities

Trade accounts receivable	¥67,056million ($487,522 thousand, etc.)
Short-term loans	¥35,732 million ($265,263 thousand, etc.)
Long-term loans	¥98,186 million ($735,825 thousand, etc.)
Investments securities, Investments in subsidiaries and Investments in subsidiaries partnership	¥289,345 million ($714,067 thousand, etc.)
Trade accounts payable	¥34,908 million ($253,868 thousand, etc.)
Short-term loans payable	¥55,135 million ($413,775 thousand, etc.)
Long-term loans payable	¥121,395 million ($920,414 thousand, etc.)

8. For the accounting of notes maturing on the last day of the business year, settlement is made on the date of clearing.

   In this context, since the last day of the current business year fell on a bank holiday, the following notes maturing on the last day of the business year are included in the closing balance:

Trade notes receivable	¥8,174 million
Trade notes payable	¥5,523 million

9. "Treasury stock" which has been registered as "Other current assets" in the current assets until the previous business year is indicated as a deduction item against shareholders' equity at the end of the shareholders' equity section from the current business year, given the revision of the "Guidelines for the preparation of the Balance Sheet, profit and loss statement, business report, and supplementary information presented by joint-stock corporations."

10. Net income per share: ¥3.70

11. Transactions with subsidiaries

Volume of trading transactions

Sales	¥400,085 million
Purchases	¥962,960 million
Transactions other than trading transactions	¥70,705 million

12. Amounts are entered after rounding down any amounts less than ¥1 million.

(5) Matters relating to this Proposal

The resolution of this Proposal shall take effect subject to the approvals of the share transfers by the respective extraordinary general meetings of shareholders of both companies as well as the approvals by the relevant regulatory authorities as stipulated by the laws and regulations.

ARTICLES OF INCORPORATION
OF
Nissho Iwai–Nichimen Holdings Corporation

CHAPTER I.

GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Company shall be Nichimen–Nissho Iwai Holdings Kabushiki Kaisha.

In English, the Company shall be called Nissho Iwai–Nichimen Holdings Corporation.

Article 2. (Purpose)

The purpose of the Company shall be to control and manage the business activities of the companies that conduct the following businesses and the foreign companies that conduct businesses equivalent thereto, by means of owning the shares or the equity of such companies, and to operate the following businesses:

(1) Sale and purchase and import and export business of the following products:

(i) Apparel and other textile products, and raw materials thereof

(ii) Food, sugar, fat and oil and the raw materials thereof, agriculture and fishery products, food products, beverages (including alcohol, liquor and beverages containing alcohol), salt and tobacco

(iii) Fertilizer, foodstuff and raw materials thereof

(iv) Electric, electronic and communication machinery, precision machinery, (including measuring instruments, gauges and medical devices) and other general machinery, pollution prevention equipment, such as exhaust gas desulfurizer, and other various mechanical appliances and vehicles, automobiles, marine vessels, aircrafts and other transportation-related machinery, and component parts thereof

(v) Iron and steel, nonferrous metals, metallic minerals, nonmetallic minerals, and products thereof

(vi) Resources, such as coal, petroleum, gas (including compressed gas and liquefied gas) and other fuels, nuclear materials for fuel, etc., and products thereof

(vii) Lumber, ceramic materials and products thereof, and other building materials

(viii) Paper, pulp, rubber, leather and products thereof, and office supplies, sports gear, musical instruments, furniture, daily necessities and miscellaneous goods

(ix) Chemical products, such as dye, pigment, coating, celluloid, plastic, explosives, medicaments (including medicines, quasi-medicines, medicines for animals, toxic substances, deleterious substances), radioactive substances, radioactive isotope, dental materials, sanitary goods, cosmetics, and raw materials thereof

(x) Publications, printed materials and images

(xi) Industrial water and drinking water

(xii) Developmental energy using wind power, solar heat, geothermal heat, etc.

(xiii) Plants and animals

(xiv) Firearms

(2) Manufacture and processing of the products set forth in the preceding item and contracting business thereof (including research and development)

(3) Planning, investigation, design, construction, administration, contracting and consulting business of construction work, architecture, civil engineering and demolition works

(4) Repair of various machinery, various mechanical equipment and various transportation-related machinery and component parts thereof, and installation contracting and administration business of various mechanical appliances and various mechanical equipment

(5) Agency business, brokerage business and wholesale business of each of the preceding items

(6) Warehousing business, cargo transportation handling business and agency business thereof

(7) Maritime transportation business, land transportation business, air transportation business and agency business thereof

(8) Damage insurance agency business, insurance agency business under the Automobile Liability Security Law, business concerning life insurance solicitation and insurance brokerage business

(9) Sale and purchase, lease, rental, agency and management business of real property

(10) Lease and rental of personal property and brokerage business thereof

(11) Purchase and sales business of noble medals, jewelry, fine art and antiques

(12) Development, mining and production of power resources, such as petroleum, coal, natural gas, geothermal heat, solar heat, nuclear power, hydraulic power, wind power, and resources, such as minerals, agricultural products, fishery products, stock farm products, forestry and any other plants and animals, and digging and sales of hot springs

(13) Agriculture, forestry and fishery business (cultivation, livestock, silviculture, lumber sawing, fishing, aquaculture business, etc.)

(14) Business concerning power generation and electricity supply

(15) General waste management business and industrial waste management business and purification processing business of contaminated soil and contaminated water

(16) Acquisition, sale and purchase, lease, planning, development, preservation, utilization, brokerage and transfer of industrial property rights, know-how, copyrights and any other intangible property rights, system engineering and software

(17) Business concerning processing and supply of information, telecommunication business, wired and wireless television and radio broadcasting business and program supply business

(18) Production and sales business of publications, printed materials and images

(19) Advertising business and advertising agency business

(20) Planning, management and operation of events

(21) Manufacturing and sale of various educational books and educational materials, and management of learning schools and culture classes

(22) Possession, management, purchase and sale, brokerage, sale and purchase mediation, and entrustment of securities, etc., sale and purchase of various credits, exchange transactions, credit cards, installment financing and various financial businesses

(23) Contracting business concerning accounting services, processing of financial statements and salary calculation

(24) Collection and analysis of credit information and data supply service business

(25) Commodities investment sales business and commodities investment advisory business

(26) Securities business, securities investment advisory business and investment advisory business related to securities

(27) Management of tourist facilities, such as hotels and Japanese inns, restaurants and leisure and sports facilities, such as golf courses and marine clubs

(28) Sale and mediation of rights to use and membership rights of membership hotels

(29) Management of hospitals, doctors' offices, clinics, paid nursing homes and pharmacies

(30) Travel business and travel agency business under the Travel Agency Law

(31) Worker dispatch business

(32) Inspection and maintenance service, etc., of construction facilities conducted under applicable laws and regulations, and entrustment, contracting, agency and brokerage business thereof

(33) Consulting of overall corporate management and administration services

(34) Investigation, research, education, training and entrustment business and consulting business for each of the preceding items and business incidental or related to the same

(35) All services and investment loan and guaranty incidental or related to each of the preceding items.

Article 3. (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. (Method of Public Notice)

All public notices made by the Company shall be published in the *Nihon Keizai Shimbun.*

CHAPTER II.

SHARES

Article 5. (Total Number of Authorized Shares)

The total number of shares authorized to be issued by the Company shall be 617,432,600 shares, among which 463,432,600 shares shall be ordinary shares, 110,000,000 shares shall be Class I preferred shares, 33,000,000 shares shall be Class II preferred shares and 11,000,000 shares shall be Class III preferred shares; provided, however, that in the event of a cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted from the number of shares of the same type.

Article 6. (Number of Shares Per Unit)

1. The number of shares per unit of ordinary shares, Class I preferred shares, Class II preferred shares and Class III preferred shares of the Company shall be one hundred (100) shares.

2. The Company shall not issue share certificates for shares constituting less than one (1) unit (*tangen*) of shares (hereinafter referred to as the "Shares Not Constituting A Full Unit"); provided, however, that this provision shall not apply when prescribed in the Share Handling Regulations.

3. The shareholders (including beneficial shareholders; hereinafter the same) holding the Shares Not Constituting A Full Unit of the Company may, in accordance with the provisions prescribed in the Share Handling Regulations and by paying the prescribed fee, request the Company to sell the number of shares of the Company which would together with the Shares Not Constituting A Full Unit of the Company that he/she holds, make the number of shares one (1) unit; provided, however, that this provision shall not apply in the event that the Company does not hold the shares relating to such request, or when otherwise prescribed in the Share Handling Regulations.

Article 7. (Share Handling Regulations)

Denominations of share certificates, registration of the transfer of shares, entries or recordings in the register of beneficial shareholders, registration of pledge or cancellation thereof, indication of trust assets or the cancellation thereof, purchase and sale of the Shares Not Constituting A Full Unit, administration of register of lost shares and other operations relating to shares and the handling fees therefor of the Company shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to applicable laws and regulations and these Articles of Incorporation.

Article 8. (Record Date)

1. The Company shall deem the shareholders who have voting rights entered or recorded in the last register of shareholders (including the register of beneficial shareholders; hereinafter the same) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term for closing of accounts.

2. Unless otherwise prescribed in the immediately preceding section or any other provisions of these Articles of Incorporation, whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof, the Company may deem shareholders or registered pledgees entered or recorded in the last register of shareholders as of a certain date as the shareholders or registered pledgees who shall be entitled to exercise their rights

Article 9. (Transfer Agent)

1. The Company shall appoint a transfer agent with respect to shares.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with respect thereto.

3. The register of shareholders and the register of lost shares of the Company shall be kept at the handling office of the transfer agent, and registration of the transfer of shares, entries or recordings in the register of beneficial shareholders, purchase and sale of the Shares Not Constituting A Full Unit, administration of the register of lost shares and other operations relating to shares shall be handled by the transfer agent and shall not be handled by the Company.

CHAPTER II-2.

PREFERRED SHARES

Article 9-2. (Class-I Preferred Shares)

(Class-I Preferred Dividends)

1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-I Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-I Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-I Registered Preferred Pledgees"), in priority to the holders of the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") and the registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"), which amount per Class-I Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-I Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-I Preferred Share Dividend"); provided, however, if Class-I Preferred Share Interim Dividend as provided for in the following Section 9-2.2 has been paid in that relevant business year, the amount so paid as Class-I Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-I Preferred Share Dividend.

   (ii) If the amount of dividend per Class-I Preferred Share to be paid to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees during a business year falls short of the Class-I Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

   (iii) The Company shall not pay any amount in excess of the Class-I Preferred Share Dividends to any Class-I Preferred Shareholder or Class-I Registered Preferred Pledgee as dividends in any given business year.

(Class-I Preferred Share Interim Dividends)

2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-I Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-I Preferred Share shall not exceed the amount obtained by multiplying the Class-I Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-I Preferred Share Interim Dividend").

(Distribution of Residual Assets)

3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-I Preferred Share shall be payable per Class-I Preferred Share to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

   (ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-I Preferred Shareholder or Class-I Registered Preferred Pledgee.

(Cancellation by Purchase of Class-I Preferred Shares)

4. The Company may, at any time, purchase the Class I Preferred Shares and cancel them at the purchase prices thereof by use of the profits which shall otherwise be payable to shareholders.

(Voting Rights)

5. No Class-I Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the

unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and (i) if no proposal to pay the full amount of the Class-I Preferred Dividends to the Class-I Preferred Shareholders is submitted to the relevant general meeting, then the Class-I Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-I Preferred Dividends will be distributed to the Class-I Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-I Preferred Shareholders shall have voting rights after the closing of the relevant general meeting until such time it is determined that the Class-I Preferred Dividends will be Distributed to the Class-I Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

6. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-I Preferred Shares shall be made.

   (ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-I Preferred Shareholders.

(Conversion Rights)

7. Any of the Class-I Preferred Shareholders may request conversion of the Class-I Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

8. (i) All of the Class-I Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section 9-2.8, referred to as the "Mandatory Conversion Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest hundredth of 1 yen and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredths of 1 yen being disregarded.

   (ii) In the immediately preceding paragraph, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-I Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by such minimum mandatory conversion price.

   (iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-I Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-I Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by such maximum mandatory conversion price.

   (iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-I Preferred Dividends, etc.)

9. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-I Preferred Dividends and the Class-I Preferred Interim Dividends.

Article 9-3. (Class-II Preferred Shares)

(Class-II Preferred Dividends)

1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-II Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-II Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-II Registered Preferred Pledgees"), in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-II Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-II Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-II Preferred Share Dividends"); provided, however, if Class-II Preferred Share Interim Dividend as provided for in the following Section 9-3.2 has been paid in that relevant business year, the amount so paid as Class-II Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-II Preferred Share Dividend.

   (ii) If the amount of dividend per Class-II Preferred Share to be paid to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees during a business year falls short of the Class-II Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

   (iii) The Company shall not pay any amount in excess of the Class-II Preferred Share Dividends to any Class-II Preferred Shareholder or Class-II Registered Preferred Pledgee as dividends in any given business year.

(Class-II Preferred Share Interim Dividends)

2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-II Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-II Preferred Share shall not exceed the amount obtained by multiplying the Class-II Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-II Preferred Share Interim Dividend").

(Distribution of Residual Assets)

3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-II Preferred Share shall be payable per Class-II Preferred Share to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

   (ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-II Preferred Shareholder or Class-II Registered Preferred Pledgee.

(Cancellation by Purchase of Class-II Preferred Shares)

4. The Company may, at any time, purchase the Class-II Preferred Shares and cancel them at the purchase price thereof by use of the profits which shall otherwise be payable to shareholders.

(Request for Redemption of Class-II Preferred Shareholders)

5. (i) On and after the date after twelve (12) years have passed from the issuance date of the Class-II Preferred Shares, if the unappropriated profits for the immediately previous business year of the Company exceeds 60 billion yen, the Class-II Preferred Shareholders may, during the period determined by the Board of Directors at the time of issuance (hereinafter referred to as the "Redemption Request Period"), request redemption of their Class-II Preferred Shares, in whole or in part, to the extent within the amount after deducting the total purchase price determined or to be determined at the ordinary general meeting of

shareholders with respect to the business year immediately preceding the business year in which such request has been made, from the amount obtained by multiplying such unappropriated profits by one-half (1/2). The Company shall complete such redemption within one (1) month from the expiration date of the Redemption Request Period.

(ii) In case there are requests for redemption beyond the said extent from the Class-II Preferred Shareholders, the priority order with respect to such redemption shall be determined by way of lottery to be conducted after the end of the Redemption Request Period or other methods.

(iii) The redemption price per Class-II Preferred Share shall be the amount equivalent to the subscription money per Class-II Preferred Share.

(Voting Rights)

6. No Class-II Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and (i) if no proposal to pay the full amount of the Class-II Preferred Dividends to the Class-II Preferred Shareholders is submitted to the relevant general meeting, then the Class-II Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-II Preferred Dividends will be distributed to the Class-II Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-II Preferred Shareholders shall have voting rights after the closing of the relevant general meeting until such time it is determined that the Class-II Preferred Dividends will be distributed to the Class-II Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

7. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-II Preferred Shares shall be made.

(ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-II Preferred Shareholders.

(Conversion Rights)

8. Any of the Class-II Preferred Shareholders may request conversion of the Class-II Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

9. (i) All of the Class-II Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section, referred to as the "Mandatory Conversion Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest hundredth of 1 yen and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredths of 1 yen being disregarded.

(ii) In the immediately preceding paragraph, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-II Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by such minimum mandatory conversion price.

(iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-II Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-II Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by such maximum mandatory conversion price.

(iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-II Preferred Dividends, etc.)
10. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-II Preferred Dividends and the Class-II Preferred Interim Dividends.

Article 9-4. (Class-III Preferred Shares)

(Class-III Preferred Dividends)
1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-III Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-III Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-III Registered Preferred Pledgees"), in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-III Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-III Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-III Preferred Share Dividend"); provided, however, if Class-III Preferred Share Interim Dividend as provided for in the following Section 9-4.2 has been paid in that relevant business year, the amount so paid as Class-III Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-III Preferred Share Dividend.

(ii) If the amount of dividend per Class-III Preferred Share to be paid to the Class-III Preferred Shareholders or the Class-III Registered Preferred Pledgees during a business year falls short of the Class-III Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

(iii) The Company shall not pay any amount in excess of the Class-III Preferred Share Dividends to any Class-III Preferred Shareholder or Class-III Registered Preferred Pledgee as dividends in any given business year.

(Class-III Preferred Share Interim Dividends)
2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-III Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-III Preferred Shareholders or the Class-III Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-III Preferred Share shall not exceed the amount obtained by multiplying the Class-III Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-III Preferred Share Interim Dividend").

(Distribution of Residual Assets)
3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-III Preferred Share shall be payable per Class-III Preferred Share to the Class-III Preferred

Shareholders or the Class-III Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

(ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-III Preferred Shareholder or Class-III Registered Preferred Pledgee.

(Cancellation by Purchase of Class-III Preferred Shares)

4. The Company may, at any time, purchase the Class-III Preferred Shares and cancel them at the purchase prices thereof by use of the profits which shall otherwise be payable to shareholders.

(Mandatory Redemption of Class-III Preferred Shares)

5. (i) The Company may, after the third anniversary of the issuance date of the Class-III Preferred Shares, mandatorily redeem the Class-III Preferred Shares in whole or in part, in the event that the daily closing price (regular way) of shares of the Company's common stock on the Tokyo Stock Exchange for consecutive 20 trading days is more than or equal to such price obtained by multiplying the conversion price (as determined by a resolution of the Board of Directors at the time of issuance) of the Class-III Preferred Shares applicable as of each of these trading days by the ratio as determined by a resolution of the Board of Directors at the time of issuance.

(ii) The redemption price per Class-III Preferred Share shall be the amount equivalent to the subscription money per Class-III Preferred Share.

(iii) In the case of a partial redemption, such redemption shall be made by way of lottery or other methods.

(Voting Rights)

6. No Class-III Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and (i) if no proposal to pay the full amount of the Class-III Preferred Dividends to the Class-III Preferred Shareholders is submitted to the relevant general meeting, then the Class-III Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-III Preferred Dividends will be distributed to the Class-III Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-III Preferred Shareholders shall have voting rights after the closing of the relevant general meeting until such time it is determined that the Class-III Preferred Dividends will be distributed to the Class-III Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

7. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-III Preferred Shares shall be made.

(ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-III Preferred Shareholders.

(Conversion Rights)

8. Any of the Class-III Preferred Shareholders may request conversion of the Class-III Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

9. (i) All of the Class-III Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section, referred to as the "Mandatory Conversion

Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest tenth of ¥1 and thereafter rounding down to the nearest whole yen.

(ii) In the immediately preceding paragraph above, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-III Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by such minimum mandatory conversion price.

(iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-III Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-III Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by such maximum mandatory conversion price.

(iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-III Preferred Dividends, etc.)
10. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-III Preferred Dividends and the Class-III Preferred Interim Dividends.

Article 9-5. (Order of Priority)

Class-I Preferred Shares, Class-II Preferred Shares and Class-III Preferred Shares shall rank pari passu with each other in respect of the payment of the preferred dividends and the preferred interim dividends, and the distribution of residual assets.

CHAPTER III.

GENERAL MEETINGS OF SHAREHOLDERS

Article 10. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day following each term for closing of accounts, and a special meeting of shareholders shall be convened whenever necessary.

Article 11. (Convocation Place)

A general meeting of shareholders may be convened at the head office or within any ward of the Metropolis of Tokyo.

Article 12. (Chairman)

1. The President shall preside as chairman at general meetings of shareholders.

2. If the President is unable to preside, another director may preside at the meeting in accordance with the order previously determined by a resolution of the Board of Directors.

Article 13. (Method of Resolution)

1. Unless otherwise prescribed by laws or regulations or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the voting rights of shareholders present at the meeting.

2. The resolution of a general meeting of shareholders made pursuant to the provisions of Article 343, Paragraph 1 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

Article 14. (Voting by Proxy)

1. Shareholders may exercise their voting rights by proxy; provided, however that such proxy shall be a shareholder of the Company entitled to exercise voting rights.

2. The shareholder or the proxy set forth in the preceding section shall submit to the Company a document evidencing his/her appointment as proxy for each general meeting of shareholders.

Article 15. (Minutes)

The substance of proceedings and the results of general meetings of shareholders shall be entered or recorded in the minutes, and the chairman and the directors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 16. (General Meetings of Holder of Classes of Shares)

1. The provisions of Articles 11, 12, 14 and 15 hereof shall apply *mutatis mutandis* to the general meetings of holders of classes of shares.

2. The provisions of Section 8.1 hereof shall apply *mutatis mutandis* to the general meetings of holders of classes of shares held on the same date as the ordinary general meeting of shareholders.

CHAPTER IV.

DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number of Directors)

The Company shall have ten (10) or less directors.

Article 18. (Election of Directors)

1. The directors shall be elected at a general meeting of shareholders.

2. The election of the directors shall be made by a majority vote of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

3. Cumulative voting shall not be used in the election of directors.

Article 19. (Term of Office of Directors)

1. The term of office of a director shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within one (1) year after his/her assumption of office.

2. The term of office of a director elected to fill a vacancy or elected due to an increase in the number of directors shall be concurrent with the remaining term of office of his/her predecessor or other directors.

Article 20. (Representative Directors and Directors with Titles)

1. Representative director(s) shall be appointed from among the directors by a resolution of the Board of Directors.

2. The representative director(s) shall each represent the Company respectively.

3. By a resolution of the Board of Directors, one (1) Chairman and one (1) President shall be appointed. Furthermore, by a resolution of the Board of Directors, some Vice-Presidents, Senior Managing Directors (*senmu*) and Managing Directors (*jomu*), respectively, may be appointed.

Article 21. (Person to Convene Meetings of Board of Directors and Chairman of the Meeting)

1. Unless otherwise prescribed in laws or regulations, the Chairman shall convene the meetings of the Board of Directors and preside as chairman.

2. If the Chairman is unable to preside, another director may preside at the meeting in accordance with the order previously determined by the Board of Directors.

Article 22. (Notice to Convene Meetings of Board of Directors)

1. Notice to convene a meeting of the Board of Directors shall be dispatched to each director and corporate auditor at least three (3) days prior to the date of such meeting; provided, however, that in the case of an emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of the directors and corporate auditors.

Article 23. (Method of Resolutions at Meetings of Board of Directors)

Resolutions of the Board of Directors shall be adopted at a meeting at which a majority of the directors are present, and by majority vote of the directors present at the meeting.

Article 24. (Minutes of Meetings of Board of Directors)

The proceedings and the results of the meetings of the Board of Directors shall be entered or recorded in the minutes, and the directors and corporate auditors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 25. (Rules of Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors determined by the Board of Directors, in addition to the applicable laws and regulations and these Articles of Incorporation.

Article 26 (Exemption from Director's Liability)

1. Pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, the Company may, by a resolution of the Board of Directors, exempt director(s) (including former directors) from liability concerning

the actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code, to the extent allowed by applicable laws and regulations.

2. The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with its independent directors which limits their liabilities for those actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code; provided, however, that the limitation of liabilities under such agreements shall be the higher of (i) the amount prescribed in advance which shall be ten million (10,000,000) yen or more, and (ii) the amount set forth by applicable laws and regulations.

CHAPTER V.

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 27. (Number of Corporate Auditors)

The Company shall have five (5) or less corporate auditors.

Article 28. (Election of Corporate Auditors)

1. The corporate auditors shall be elected at a general meeting of shareholders.

2. The election of the corporate auditors shall be made by a majority vote of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

Article 29. (Term of Office of Corporate Auditors)

1. The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within four (4) years after his/her assumption of office.

2. The term of office of a corporate auditor elected to fill a vacancy shall be concurrent with the remaining term of office of his/her predecessor.

Article 30. (Full-time Corporate Auditors)

The corporate auditors shall appoint full-time corporate auditor(s) from among them.

Article 31. (Notice to Convene Meetings of Board of Corporate Auditors)

1. Notice to convene a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date of such meeting; provided, however, that in the case of an emergency, such period may be shortened.

2. A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of the corporate auditors.

Article 32. (Method of Resolutions of Meetings of Board of Corporate Auditors)

Unless otherwise prescribed in laws or regulations, resolutions of the Board of Corporate Auditors shall be adopted by majority vote of the corporate auditors.

Article 33. (Minutes of Meetings of Board of Corporate Auditors)

The proceedings and the results of meetings of the Board of Corporate Auditors shall be entered or recorded in the minutes, and the corporate auditors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 34. (Rules of Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Rules of the Corporate Auditors determined by the Board of Corporate Auditors, in addition to the applicable laws and regulations and these Articles of Incorporation.

Article 35 (Exemption from Corporate Auditor's Liability)

Pursuant to Article 280, Paragraph 1 of the Commercial Code, the Company may, by a resolution of the Board of Directors, exempt corporate auditors (including former corporate auditors) from liability to the extent allowed by applicable laws and regulations.

CHAPTER VI.

ACCOUNTING

Article 36. (Business Year)

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the term for closing of accounts shall be the last day of the business year.

Article 37. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees entered or recorded in the last register of shareholders as of March 31 of each year.

Article 38. (Interim Dividends)

Distribution of interim dividends (meaning distribution of money under the provisions of Article 293-5 of the Commercial Code; hereinafter the same) to the shareholders and the registered pledgees entered or recorded in the last register of shareholders as of September 30 of each year may be made by a resolution of the Board of Directors.

Article 39. (Dividend Expiration Period)

1. If the dividends or interim dividends are not received by the shareholders even after three (3) years have passed from the date on which the payment was first offered, the Company shall be relieved from its obligation to make such payment to the relevant shareholders.

2. No interest shall accrue on dividends or interim dividends.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued Upon Incorporation)

1. The Company shall be incorporated by way of share transfer as set forth in Article 364 of the Commercial Code.

2. The total number of shares to be issued upon the incorporation of the Company shall be 154,358,166 shares of common stock.

3. In the event that during the period commencing on January 1, 2003 and ending on the date immediately preceding the date of the share transfer, (i) the share subscription rights issued by Nissho Iwai Corporation set forth in former Article 280, Paragraph 19 of the Commercial Code are exercised, or (ii) conversion rights in respect of the first series unsecured convertible bonds issued by Nissho Iwai are exercised, notwithstanding the preceding section, the total number of shares to be issued upon the incorporation of the Company shall be the aggregate of the following numbers less the fraction of less than one (1) share: (i) the number of the ordinary shares issued as a result of the exercise of such subscription rights or such conversion rights relating to Nissho Iwai Corporation's ordinary shares in addition to 874,434,453 shares, multiplied by 100/1000, and (ii) 434,511,179 shares multiplied by 154/1000.

Article 2. (Initial Business Year)

Notwithstanding the provisions of Article 36 hereof, the initial business year of the Company shall commence on the date of incorporation of the Company and end on March 31, 2004.

Article 3. (Terms of Office of Initial Directors and Corporate Auditors)

Notwithstanding the provisions of Articles 19 and 29 hereof, the terms of office of the initial directors and corporate auditors shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within one (1) year after his/her assumption of office.

Article 4. Compensation of Initial Directors and Corporate Auditors

The aggregate compensation of the initial directors of the Company during their term of office shall be less than or equal to the sixteen million (16,000,000) yen per month, and the aggregate compensation of the initial corporate auditors of the Company during their term of office shall be less than or equal to five million five hundred thousand (5,500,000) yen per month.

Article 5. Deletion of Supplementary Provisions

These supplementary provisions shall be deleted as of the close of the initial ordinary general meeting of shareholders.

Proposal No. 2: To make partial amendments to the Company's Articles of Incorporation

We have provisions concerning the record date in Article 10 of the Company's Articles of Incorporation and under such provisions the Company shall deem any shareholder whose name is stipulated or recorded in the register of shareholders and the register of beneficial shareholders as of the end of the record date to be a shareholder who is entitled to exercise the rights at the annual meetings of shareholders or in other cases.

While shareholders' rights should in principle be exercised based on record in the register of shareholders and the register of beneficial shareholders as of the date when the right is to be exercised, however, it is anticipated that the shareholders of publicly traded companies are constantly changing, and it is practically difficult to obtain the accurate information on daily changes in shareholders. This is why we have stipulated the provisions concerning the record date in the Company's Articles of Incorporation as the indispensable system to properly perform the handling of shares.

However, if the share transfer is implemented as proposed in Proposal No. 1, the shareholder of the Company shall be only "Nissho Iwai-Nichimen Holdings Corporation," who becomes a 100% parent company of the Company. Consequently, the record date will not be necessary any more.

For this reason, on the condition that Proposal No. 1 shall be approved, and the resolution thereof shall become effective, we propose that the provisions of record date stipulated in Article 10 of the Company's Articles of Incorporation be deleted.

The details of the amendments are as follows:

(Underlines indicate the parts amended.)

Current Articles	Proposed Amendments
Chapter II Share	Chapter II Share
Article 10 (Record Date)	Article 10 <deleted>
(a) The Corporation shall deem any shareholder entitled to vote whose name is stipulated or recorded in the Register of Shareholders (including the register of beneficial shareholders) as of the end of March 31st of each year to be a shareholder (including beneficial shareholder, hereinafter the same) who is entitled to exercise the rights of a shareholder at the annual meeting of shareholders to be held immediately after such date.	
(b) In addition to the provisions of the foregoing one paragraph hereof, whenever necessary and by giving advance public notice in accordance with a resolution of the Board of Directors, a new record date may be set.	

Guide map for the place of meeting of the Extraordinary General Meeting of Shareholders

Meeting room: 1-23, Shiba 4-chome, Minato-ku, Tokyo
Nichimen Tokyo Head Office (Mita NN Building)
B1F Mita NN Hall

Access: 1 minute on foot from "Mita Station" of Toei Mita Line
3 minutes on foot from "Mita Station" of Toei Asakusa Line
(From both stations, underpass directly leads to B1F of our building. "A9 Exit")
5 minutes on foot from "Tamachi Station" on JR Yamanote/Keihin Line

Location:


●NEC
Head office
Mita Subway Line
●Tokyo Joshi Gakuen
Mita Station
★A9 exit
Nichimen Corporation
★A3 exit
★A7 exit
Mita station
Asakusa Sabway Line
●Tokyo-Mitsubishi Bank
Route 15
JR Tamachi station
←Shinagawa
Tokyo→

Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated December 11, 2002

[English translation]

December 11, 2002

To whom it may concern

Nichimen Corporation
President : Toru Hambayashi
Securities code : 8004

Nissho Iwai Corporation
President & CEO :Hidetoshi Nishimura
Securities code : 8063

Notice with regard to Agreement on Basic Conditions
for Management Consolidation

Nichimen Corporation (Nichimen) and Nissho Iwai Corporation (Nissho Iwai) have reached a basic agreement today to establish a joint holding company by transferring their respective stocks to such holding company, and to consolidate the management of the two companies including their subsidiaries and affiliates, subject to shareholders' and regulatory approval.

1. Objectives of the Consolidation

Nichimen and Nissho Iwai have agreed, on the basis of equal partnership and in mutual trust;

(1) to aim at the establishment of a business entity, which will have top-tier competitiveness and earning power in each respective industry and market,

(2) to aim to be a revolutionary new type of Trading Company, which continuously develops new business areas by actively responding to environmental change and global market expansion, and

(3) to aim to be a Trading Company, offering highly professional services as the optimal business partner to a diverse clientele.

The business environment is getting tougher due to the continuing stagnation of the Japanese economy, domestic deflation, the tight credit environment and various other factors.

The two companies aim to enhance their profitability through the business synergy generated by this consolidation.

This merger of operations will lead to increase management efficiency, and by pursuing equity finance, improve the financial strength and this allow us to face adverse economic conditions successfully.

2. Outline of the Consolidation

(1) Scheme and Schedule

Consolidation will be implemented between two companies, subject to the approval of Shareholders' Meeting to be held late February 2003 and other due formalities, under following scheme and schedule;

1. By April 2003, the two companies will establish a joint holding company by the stock transfer and become respectively a 100% subsidiary of the holding company.

2. After the establishment of the Holding Company, a thorough rehaul of group companies as well as reorganization of the management structures and duplicate business functions of both companies would be completed by the end of March 2004.

Administrative divisions and non-business subsidiaries will be specifically targeted to realize the rationalization effects rapidly.

3. The reorganization of both companies' existing businesses as well as subsidiaries is expected to be completed by the end of March 2004.

(2) Outline of the holding company

Name, Location of head office, Representatives, Management organization, Paid-up Capital and other basic issues will be determined later under the mutual discussion and the agreement by both companies.

(3) Strengthened Corporate Governance

The holding company studies to invite outside directors on the corporate board in order to establish highly transparent corporate governance system.

(4) Ratio of stock transfer

Number of the holding company's stock to be exchanged for each one stock of the two companies will be determined by both companies after deliberate consideration and consultation based on the evaluation conducted by third party consultant.

(5) Listing of the holding company

The holding company's stocks are expected to be listed on Tokyo Stock Exchange, Osaka Securities Exchange and other Exchange late March 2003.

The listing of Nichimen and Nissho Iwai stocks will be discontinued on all stock exchanges where be listed following the transfer of stocks to the holding company.

3. Expected effects of consolidation

(1) Complementary and Synergy effects

An in-depth analysis of both companies' business activities shows that there is very little duplication in terms of business areas as well as customers, and hence their operations are complementary. As a result, the accumulated gross profit amount of the two companies is expected to be even after consolidation.

Furthermore, the synergy effects generated by effectively associating the products and functions of the two companies with the customer base and sales channels of both companies, is expected to expand such gross profit.

(2) Rationalization

Through consolidation, we expect to increase operating income by reducing SG&A expenses, which would be achieved through intensive downsizing of the administrative organization and restructuring of duplicate subsidiaries, domestic- and overseas network, as well as the corporate infrastructure. In concrete terms,

- Group work force will be downsized from 21,000 (projection as of March 2003) to 17,000

- Liquidate/merge consolidated subsidiaries to reduce the total from 430(projection as of March 2003) to 300

As a result, the expected reduction of SG&A expenses will be around ¥ 80 billion.

*numbers above as of March 2003 exclude the work force and subsidiaries in Steel Products business, to be transferred.

(3) Optimal Business Portfolio and Strategic Policy

Owing to the almost complete absence of competing businesses between both companies, the earnings structure both industry-wise as well as geographical segments will become optimal on consolidation.

By leveraging this advantage, it would become possible to focus our management resources on core business areas and use the global network to increase profitability.

4. Numerical Target in 5 years (Consolidated basis)

Recurring Profit: more than 100 billion yen
Net Debt to Equity Ratio: less than 5 times
Net Interest-bearing Debt: less than 2,000 billion yen
We intend to reinforce our financial strength by way of equity finance at the earliest possible time after the establishment of the joint Holding Company.

5. Preparatory Organization

Aiming to implement the quick and smooth integration and to accomplish the objectives of the consolidation at the earliest, Consolidation Conference headed by both companies' President & CEO, and as their substructures, Consolidation Committee will be established.

6. Time Line (tentative)

End January 2003:	Meeting of Board of Directors of each company to approve the stock transfer agreement for the consolidation including stock exchange ratio and details of the holding company
End February 2003:	The General Shareholders' Meeting for approval of stock transfer of each company to the holding company
End March - early April 2003:	Listing of the holding company, de-listing of Nichimen and Nissho Iwai stocks, and incorporation of the holding company

7. Others

There will be another announcement upon determination as to the stock transfer ratio, more details of the holding company, de-listing date of Nichimen and Nissho Iwai stocks, and listing date of the holding company.

Inquiries:

Nichimen Corporation:	Public Relations and IR Office Yoshiki Furuya / Takashi Ochi TEL +81 (3) 5446-1062
Nissho Iwai Corporation:	Public Relations Office Hideo Kamiyama / Yuji Nishikawa TEL +81 (3) 5520-2400

Data 1. The scheme of management consolidation

(1) Present situation

Nichimen and Nissho Iwai are independent listed companies, and there is no capital relationship between the two companies.


Shareholders
Nichimen Corporation (A listed Company)
Marketing Subsidiary A
Administrative Subsidiary A
Shareholders
Nissho Iwai Corporation (A listed Company)
Marketing Subsidiary A
Administrative Subsidiary A

(2) Step 1. Establish a joint holding company by April 2003

1. Nichimen and Nissho Iwai will establish a joint holding company, which will become entire parent company of the both companies by the stock transfer.

   And the each company become 100% subsidiary of the holding company respectively.

2. The holding company's stocks are expected to be newly listed and Nichimen and Nissho Iwai stocks will be de-listed on the stock exchange.

   Number of the holding company's stocks to be exchanged for each one stock of the two companies will be determined by both companies after deliberate consideration and consultation based on the evaluation conducted by third party consultant.

Step 2. Integrate the group subsidiaries by March 2004

3. Making the best use of business resources, the integration of the group companies and organization in the business area where both companies have duplicate functions will be driven forward.

   Administrative organization and their subsidiaries are expected here particularly to realize the rapid rationalization effect.


Shareholders
Holding Company
(Newly listed)
100%
100%
Nichimen Corporation
(discontinue stock listing)
Nissho Iwai Corporation
(discontiue stock listing)
Administrative
Marketing
Subsidiary A
Administrative
Subsidiary A
Marketing
Subsidiary A
Administrative
Subsidiary A
Merger & Liquidation
Merger & Liquidation
Merge & Liquidate redundant companies

(3) Step 3. Reorganization of the two companies' businesses and their subsidiaries will be completed by March 2004.

By end March 2004, reorganization of the two companies' business and strategic important subsidiaries will be completed to enjoy the full effect of the consolidation.


Shareholders
Nichimen Corporation
(A listed Company)
Subsidary
A
Subsidiary
B
Integrated Company
Administrative
Subsidiary

Data 2. Outline of the stock transferors (consolidated basis)

(1) Outline (as of the end of September, 2002)

Name		Nichimen Corporation	Nissho Iwai Corporation
Category of business		General trading company	General trading company
Incorporated		November 10, 1892	February 8, 1928
Headquarters		2-2, Nakanoshima 2-chome, Kita-ku, Osaka	5-8, Imabashi 2-chome, Chuo-ku, Osaka
Representative		President Toru Hambayashi	President & CEO Hidetoshi Nishimura
Capital		Yen 52,179 million	Yen 102,938 million
Number of shares of common stock issued		428,776,581 shares	874,174,902 shares
Shareholders' equity		Yen 77,104 million	Yen 85,252 million
Total Assets		Yen 1,302,141 million	Yen 2,663,546 million
Accounting Year-end		March	March
Number of Employees	Consolidated basis	7,695	17,466
	Non-consolidated basis	1,221	2,321
Major Business Connections		With a large number of customers and suppliers both domestic and overseas, mainly for trade, export and import	With a large number of customers and suppliers both domestic and overseas, mainly for trade, export and import
Major shareholders & Ownership		UFJ Bank Limited 4.42% The Bank of Tokyo-Mitsubishi, Ltd. 3.60% Daido Life Insurance Company 3.35% The Tokio Marine and Fire Insurance Co., Ltd. 3.06% Daiwa Bank, Limited. 2.83%	FJ Bank Limited 4.51% izuho Corporate Bank, Ltd. 4.01% aiwa Bank, Limited. 3.83% obe Steel, Ltd. 2.85% ipponkoa Insurance Co., Ltd. 2.74%
Main banks		UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relations between the two companies	Capital	None	None
	Personnel	None	None
	Business	None	None

(2) Financial results in the last three fiscal years (Millions of yen)

	Nichimen Corporation			Nissho Iwai Corporation		
Period	FY1999	FY2000	FY2001	FY1999	FY2000	FY2001
Net sales (Total trading transactions).......	2,861,907	2,419,340	2,055,240	7,281,304	6,474,402	5,464,524
Operating profit	20,545	23,079	33,054	49,088	62,253	49,460
Recurring profit	23,352	17,402	26,788	32,053	39,063	33,233
Net income	2,936	-21,142	1,340	10,220	20,041	1,183
Net income per share (yen)......................	7.03	-50.62	3.21	11.69	22.92	1.35
Dividend per share (yen)..........................	2.50	-	-	-	-	-
Shareholders' equity per share (yen)........	308.36	212.20	195.05	208.65	137.55	122.06

Data 3. Main financial information

(1) Earnings forecast (Year ending March 31, 2003; consolidated basis)

	Nichimen Corporation	Nissho Iwai Corporation	Sum Total
		(Billions of Yen)	
Net Sales			
(Total trading transactions)...	1,900.0	4,500.0	6,400.0
Gross trading profit..	117.0	222.0	339.0
Selling, general and administrative expenses	-90.0	-180.5	-270.5
Operating profit	27.0	41.5	68.5
Net interest expense and dividend income...	-10.5	-17.5	-28.0
Equity in gains (losses) of unconsolidated subsidiaries and affiliates	-1.0	3.0	2.0
Recurring profit	20.0	22.0	42.0
Net extraordinary losses	-3.0	-6.0	-9.0
Net income	7.0	6.5	13.5

(2) Financial Position (as of September 30, 2002; consolidated basis)

	Nichimen Corporation	Nissho Iwai Corporation	Sum Total
		(Billions of Yen)	
Total assets..	1,302.1	2,663.5	3,965.6
Shareholders' equity	77.1	85.2	162.3
Gross interest-bearing debt	954.5	1,828.2	2,782.7
Net interest-bearing debt..	769.3	1,650.4	2,419.7

Public Notice issued by Nichimen Corporation,
dated December 21, 2002

[English translation]

Public notice of convening of an extraordinary general meeting of shareholders

The Company has determined January 9, 2003, Thursday as the date of record and all shareholders registered in the final shareholders list as well as the actual shareholders list on that date are deemed to be eligible to vote at the extraordinary general meeting of shareholders due to be held in late February 2003.

December 21, 2002
Nichimen Corporation
2-2-2 Nakanoshima, Kita-ku, Osaka

Transfer agent
Securities Brokering Department of UFJ Trust Bank Limited.
7-10-11 Higashi-Suna, Koto-ku, Tokyo

Exhibit II.(1)-1

Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated January 29, 2003

[English translation]

January 29, 2003

To whom it may concern

Nichimen Corporation
President: Toru Hambayashi
Securities code: 8004

Nissho Iwai Corporation
President & CEO: Hidetoshi Nishimura
Securities code: 8063

Notice with regard to Business Integration by Stock Transfer

Nichimen Corporation (hereinafter, Nichimen) and Nissho Iwai Corporation (hereinafter, Nissho Iwai) have signed a Stock Transfer Agreement for establishing a joint holding company, Nissho Iwai-Nichimen Holdings Corporation (hereinafter, the Holding Company) as of April 1, 2003, by transferring their respective stock to such Holding Company, subject to shareholders' and regulatory approvals, to which both companies principally agreed on December 11, 2002.

This press release relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Nichimen Corporation ("Nichimen") and Nissho Iwai Corporation ("Nissho Iwai"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Nichimen and Nissho Iwai are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Nichimen, Nissho Iwai, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Nichimen, Nissho Iwai, the Holding Company and any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Nichimen, Nissho Iwai or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

1. Objectives of Business Integration by Stock Transfer

Nichimen and Nissho Iwai have agreed, on the basis of an equal partnership, to establish a joint holding company, Nissho Iwai-Nichimen Holdings Corporation, and to integrate the businesses of each company. The objectives of the integration would be to enhance profitability through synergies, strengthen business franchise by pursuing management rationalization and efficiency and improve financial strength through equity financing, with the aim of developing an innovative and highly functional trading company.

2. Outline of Stock Transfer

(1) Schedule

January 29, 2003	Meeting of Board of Directors to approve stock transfer
February 25, 2003 (tentative)	Special Shareholders' Meeting for approval of stock transfer
April 1, 2003 (tentative)	Date of stock transfer and registration of Holding the Company

The schedule may be changed in the event of unforeseen circumstances and based on mutual agreement between the two companies.

(2) Stock Transfer Ratio

1. Share Allotment Ratio
154 Holding Company shares will be allotted in exchange for 1,000 Nichimen shares.
100 Holding Company shares will be allotted in exchange for 1,000 Nissho Iwai shares.
The Holding Company will adopt the unit system and one unit shall comprise 100 shares.

2. Evaluation of Stock Transfer Ratio

An analysis of the Stock Transfer Ratio was conducted by Lehman Brothers Japan Inc., the joint advisor to the two companies. Taking the outcome of this analysis into consideration, the two companies had extensive discussions and came to an agreement on the above Stock Transfer Ratio. In order to confirm the fairness of the agreed upon Stock Transfer Ratio, Nichimen appointed Mitsubishi Securities Co., Ltd. and Nissho Iwai appointed Mizuho Securities Co., Ltd. as independent advisers. Subsequently, each company received a fairness opinion on the agreed Stock Transfer Ratio from a financial point of view.

It should be noted that should any changes in material aspects related to various assumptions for the calculations of the agreed Stock Transfer Ratio occur, the Stock Transfer Ratio is subject to change upon further discussions between the two companies.

3. Evaluation Method by Third Party Evaluator

The third party evaluators (Mitsubishi Securities Co., Ltd. and Mizuho Securities Co., Ltd.) analyzed and evaluated the Stock Transfer Ratio based on a historical stock price analysis, a discount cash flow analysis (DCF) and a comparable company analysis.

(3) Stock Transfer Delivery Consideration

The Holding Company will not pay any consideration for a stock transfer delivery.

(4) Listing of the Holding Company

The Holding Company's shares are expected to be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. The listing is scheduled to be on April 1, 2003, but the date may change subject to the regulations of each stock exchange.
In relation with the stock transfer to the Holding Company, the common stock of Nichimen and Nissho Iwai, which is currently listed on the Tokyo, Osaka, and Nagoya stock exchanges, will be de-listed as of March 26, 2003. The Depositary Receipts of Nissho Iwai, which are listed on the Frankfurt Stock Exchange, are scheduled to be delisted on the same day.

(5) Outline of the partners (consolidated basis) (as of September 30, 2002)

Company	Nichimen Corporation	Nissho Iwai Corporation
Business category	General trading company	General trading company
Establishment	November 10, 1892	February 8, 1928
Headquarters	2-2-2 Nakanoshima , Kita-ku,	2-5-8 Imabashi, Chuo-ku,

Company		Nichimen Corporation	Nissho Iwai Corporation
		Osaka	Osaka
Representative		President Toru Hambayashi	President & CEO Hidetoshi Nishimura
Capital stock		Yen 52,179 million	Yen 102,938 million
Number of shares of common stock issued		428,776,581 shares	874,174,902 shares
Shareholders' equity		Yen 77,104 million	Yen 85,252 million
Total assets		Yen 1,302,141 million	Yen 2,663,546 million
Accounting year-end		March	March
Number of employees	Consolidated basis	7,695	17,466
	Non-consolidated basis	1,221	2,321
Major business connections		Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import	Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import
Major shareholders & Ownership		UFJ Bank Limited 4.42% The Bank of Tokyo-Mitsubishi, Ltd. 3.60% Daido Life Insurance Company 3.35% The Tokio Marine and Fire Insurance Co., Ltd. 3.06% The Daiwa Bank, Ltd. 2.83%	UFJ Bank Limited 4.51% Mizuho Corporate Bank, Ltd. 4.01% The Daiwa Bank, Ltd. 3.83% Kobe Steel, Ltd. 2.85% Nipponkoa Insurance Co., Ltd. 2.74%
Main banks		UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relationships between the two companies	Capital	None	None
	Personnel	None	None
	Business	None	None

	Financial results for the last three fiscal years					
Company	Nichimen Corporation			Nissho Iwai Corporation		
	(Millions of Yen)					
Period	FY1999	FY2000	FY2001	FY1999	FY2000	FY2001
Net sales (total trading transactions)..........	2,861,907	2,419,340	2,055,240	7,281,304	6,474,402	5,464,524
Operating profit.............................	20,545	23,079	33,054	49,088	62,253	49,460
Recurring profit.............................	23,352	17,402	26,788	32,053	39,063	33,233
Net income....................................	2,936	-21,142	1,340	10,220	20,041	1,183
Net income per share (yen)...........	7.03	-50.62	3.21	11.69	22.92	1.35
Dividend per share (yen)...............	2.50	-	-	-	-	-
Shareholders' equity per share (yen)................................	308.36	212.20	195.05	208.65	137.55	122.06

3. Effects of Business Integration

(1) Complementary Effect
< Maintaining and Stabilizing Profitability >
- Little overlap in business areas and customers will enable the two companies to maintain respective

profitability even after the integration.

- The strength of the business segments of the two companies complement one another. This shall lead to an optimal business portfolio through integration, further stabilizing combined profitability.

(2) Rationalization Effect

< Significant Reduction in Sales and General Administrative Expenses (SG&A) >

- Reduction in SG&A by approximately 110 billion yen by the end of FY2005 through elimination of overlapping subsidiaries, domestic and overseas networks, rationalizing administrative organizations and restructuring businesses, with the aim of improving profitability.

Rationalization measures	Actual effects (In FY2005 compared to FY2003)
Total reduction in SG&A expenses	**113 billion yen**
Total rationalization effect	**67 billion yen**
Restructuring overlapping administrative organization, integration and liquidation of domestic & overseas bases, integration of sales divisions and subsidiaries, etc.	12 billion yen
Restructuring and reorganizing businesses on a non-consolidated and subsidiary basis (outside integration with others)	22 billion yen
Reducing personnel and material expenses	29 billion yen
Others (integration of main systems, utilization of assets, etc.)	4 billion yen
Unconsolidation of subsidiaries through reorganization, etc.	46 billion yen

(3) Synergy Effect

Boost in Profitability through the Creation of Innovative Trading Businesses >

- Combine the upstream strengths of Nissho Iwai with the downstream strengths of Nichimen to enable an optimal utilization of the mutual customer channels and product groups, creating a thorough supply and distribution system. Also, identify customer needs and create innovative trading businesses by integrating and harmonizing business functions.

- Build-up new businesses and pursue synergistic effects by leveraging competitively strong business segments and collaborating in such segments.

4. Outline of Holding Company

(1) Name — Nissho Iwai-Nichimen Holdings Corporation

(2) Headquarters — 4-1-23 Shiba, Minato-ku, Tokyo

(3) Directors and Auditors (candidate)

Title	Name	Current Title
Chairman and Representative Director, Co-CEO	Toru Hambayashi	President of Nichimen Corporation
President and Representative Director, Co-CEO	Hidetoshi Nishimura	President of Nissho Iwai Corporation
Director	Masaki Hashikawa	Senior Executive Officer of UFJ Bank, Ltd.
Director	Hiroshi Takeda	Senior Managing Director of Nichimen Corporation
Director	Kenichi Minami	Managing Executive Officer of Nissho Iwai Corporation
Director	Katsuhiko Kobayashi	Managing Director of Lehman Brothers Japan Inc.
Full-time Auditor	Shunichi Nakao	Full-time Auditor of Nichimen Corporation
Full-time Auditor	Toma Masaoka	Full-time Auditor of Nissho Iwai Corporation
Auditor	Teruo Nakamura	President of Nippon Kayaku Co., Ltd.

Title	Name	Current Title
Auditor	Masaji Shinagawa	Auditor of Nissho Iwai Corporation

(4)	Number of Staff	Approximately 50
(5)	Capital Stock	10 billion yen
(6)	Number of Shares to be Issued	154,358,166 shares (1 unit =100 shares)
(7)	Accounting Year-end	March
(8)	Accounting Auditor (candidate)	Shin Nihon & Co., Asahi & Co.
(9)	Listing of Shares (tentative)	Tokyo Stock Exchange, Osaka Securities Exchange

(10) Function

- Optimize the effect of the business integration through planning, operating and administration of the entire Group, define each subsidiary's authority and responsibility, and provide overall Group governance.
- Devise and execute a Group restructuring strategy in order to spur profit growth and achieve the integration effects in a timely manner utilizing management resources.

(11) Corporate Governance

- Invite outside directors to the corporate board at the Shareholders' Meeting after the establishment of the Holding Company in order to create a transparent and accountable corporate governance system.
- Establish the Nomination Committee and Remuneration Committee, each chaired by an outside director.
- Introduce a system of Executive Officer, and separate the functions of management and execution, with the Board of Directors overseeing management and the Executive Officers' Meeting in charge of business execution.
- The Executive Officers' Meeting will be entitled to exercise strong leadership as the chief decision-making organization for business execution.
- In order to reflect management's decisions promptly, the Executive Officers' Meeting is comprised of Executive Officers who also serve as directors and Executive Officers controlling all the sales divisions of its subsidiaries (Nichimen, Nissho Iwai) .

5. Management Vision for Nissho Iwai-Nichimen Group

The Management Vision of the Nissho Iwai-Nichimen Group entails the followings:

- Establish a business complex, which have both top-tier competitiveness and strong earning power in relevant industries and markets by continuously pursuing profitability and growth in its core business areas.
- Establish an innovative trading company, which actively responds to environmental changes and market globalization, and continuously develops new business fields through entrepreneurship.
- Establish a functional trading company, which provides unique multiple functions, sophisticated and tailor-made services as a customer's best business partner.
- Establish an opened company, where each employee is given a chance to realize his or her own personal goals and ambitions.

6. Outline of Nissho Iwai-Nichimen Group Business Plan

(1) Fundamental Policy

① Improvement in Profitability

- In 3 years (by the end of FY2005), rationalization effects should contribute to stable recurring profit in excess of 100 billion yen.
- Effective combination of product groups and business functions will maximize synergetic effects.

② Reinforcement of Financial Strength

Net interest-bearing debt to equity ratio should decrease less than or equal to 5 times by the end of

FY2005 as a result of increases in shareholders' equity through retaining periodic earnings and equity financing and further debt reduction.

(2) Term
3 Year Plan (starting from April 1, 2003 to March 31, 2006)

(3) Strategic Fields
The following strategic business fields are selected based on growth potential, profitability and synergetic effects aiming to improve profitability by leveraging each company's strengths and characteristics, and further reinforcing and differentiating those strengths and characteristics.

< Functional Trading Area >
Business fields, achieving profit growth by providing markets and clients with more competitive goods and services through utilizing and developing strong sales base, and distribution channels.
- Energy Resources (Oil, gas etc.)
- Automobile related businesses
- Space Aviation
- Electronics & Telecommunications
- Household & Consumer Products (Chemicals & Plastics, Foodstuffs, Textiles, General Merchandises & Retail, Forest Products)

< Strategic Business Project Area >
Business fields, achieving profit growth by allocating management resources based on strategic investment policy and active risk management policy utilizing know-how and experience, which were accumulated through domestic and global projects.
- Energy Resources (Energy related projects)
- Information Industries
- Household & Consumer Products (Construction & Urban Development)

Allocate approximately 300 billion yen of new funds over 3 years for those areas, to further strengthen business franchise and to create a business portfolio which generates stable profits.

(4) Core Regions

- High growth region including South-East Asia, China and the world's largest market, NAFTA , where management resources are continued to strengthen local business base in those region.

(5) Integration Plan (on a consolidated basis)
From Year 1 of the integration, the Holding Company plans to select and focus on its core businesses as well as cost reduction through rationalization. In the process, it expects a one-off restructuring cost resulting in a net loss in the first fiscal year, ending March 2004. From Year 2 onwards, profitability will improve and we expect net income in the final year to reach 70 billion yen.

Business Plan

	FY2003	FY2004	FY2005	As a reference Nichimen/ Nissho Iwai combined FY2002 (*)
		Billions of Yen		
Net Sales	5,770	6,100	6,260	6,520.0
Gross trading profit	287	285	293	340.0
SG&A expenses	-215	-175	-169	-281.5
Operating profit	72	110	124	58.5

	FY2003	FY2004	FY2005	As a reference Nichimen/ Nissho Iwai combined FY2002 (*)
		Billions of Yen		
Recurring profit	48	85	101	31.0
Extraordinary profit/loss-net	-60	-10	-7	-105.0
Net income	-29	50	70	-111.0
ROA		1.6%	2.3%	
ROE		19.6%	22.2%	
Assets	3,140	3,040	3,070	3,220.0
Cash on hand and in banks	310	310	310	230.0
Operating assets	1,200	1,200	1,220	1,330.0
Investments and Loans	890	850	880	860.0
Fixed assets	740	680	660	800.0
Liabilities	2,910	2,760	2,720	3,161.0
Operating liabilities	655	660	660	766.0
Interest-bearing debt	2,255	2,100	2,060	2,395.0
Shareholders' equity	230	280	350	59.0
Total of liabilities and shareholders' equity	3,140	3,040	3,070	3,220.0
Net interest-bearing debts	1,945	1,790	1,750	2,165.0
Net DER (Multiple)	8.5	6.4	5.0	36.7

*Notes

1) On January 29, 2003, Nichimen and Nissho Iwai revised their earning forecasts for the fiscal year ending March 31, 2003, respectively. In order to realize the effect of business integration at an early stage, they plan to conduct strict asset assessments.

2) The above business plan includes earnings forecasts of certain subsidiaries to be newly consolidated by the Holding Company.

Inquiries:

Nichimen Corporation: Public Relations and Investor Relations Dept.
Yoshiki Furuya/Takashi Ochi TEL +81(3) 5446-1062

Nissho Iwai Corporation: Public Relations Office
Hideo Kamiyama/Yuji Nishikawa TEL +81(3) 5520-2400